                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof
           nbsp;

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 3 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2006

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                 N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                               Jennifer MacIntyre
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                             Christopher J. Cummings
                           Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

          In  connection  with  the  issuance  by the  Province  of  Ontario  of
     US$1,000,000,000  4.95% Bonds due June 1, 2012, the  undersigned  registrant hereby  amends  its Annual  Report on Form 18-K for the  fiscal  year ended
     March 31, 2006 (the "Annual Report") as follows:

     The following additional exhibits are added to the Annual Report:

     Exhibit (g)    Fiscal  Agency  Agreement,  dated as of  May 24,  2007,
                    including the form of Bonds;  Underwriting Agreement,  dated as of May 16, 2007, including the names and addresses of
                    the  Underwriters;  Opinion  of  the  Legal  Counsel,  Legal
                    Services  Branch,  Ministry  of Finance of the  Province  of
                    Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.

                                SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

May 24, 2007                        By:   /s/ Irene Stich
                                       ------------------------------
                                       Name:  Irene Stich
                                       Title: Director, Capital Markets Operations
                                              Capital Markets Division
                                              Ontario Financing Authority

                              Exhibit Index

Exhibit (g)    Fiscal Agency Agreement,  dated as of May 24, 2007, including the form of Bonds; Underwriting Agreement,  dated as of May 16, 2007, including the names and addresses of the Underwriters; Opinion of the Legal Counsel, Legal Services Branch,  Ministry of Finance of
               the Province of Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.

                                                                      EXHIBIT (g)

                                                                       CONFORMED

                               PROVINCE OF ONTARIO

                                US$1,000,000,000

                          4.95% BONDS DUE JUNE 1, 2012

                             -----------------------

                             FISCAL AGENCY AGREEMENT

                             -----------------------

                            Dated as of May 24, 2007

                               PROVINCE OF ONTARIO

     FISCAL AGENCY  AGREEMENT dated as of May 24, 2007,  between the Province of
Ontario (the  "Province") and The Bank of New York, a corporation  organized and existing  under  the laws of the State of New York,  as fiscal  agent,  transfer agent, registrar and principal paying agent.

     1. Underwriting Agreement. The Province entered into an underwriting agreement  dated as of May 16,  2007  (the  "Underwriting  Agreement")  with the several  underwriters  listed on Schedule II thereto providing for the issue and sale by the Province of  US$1,000,000,000  aggregate  principal  amount of 4.95%
Bonds due June 1, 2012 (the "Bonds").

     2.  Appointment  of  Registrar;   Paying  Agents;   Additional  Transfer
Agent.  (a) The Province  hereby  appoints The Bank of New York,  at present having its principal office at 101 Barclay Street,  New York, New York 10286, in the  Borough  of  Manhattan,  The City and State of New York,  as fiscal  agent, transfer  agent,  registrar and  principal  paying agent of the Province for the
Bonds,  upon the terms and  conditions  set forth  herein.  The Bank of New York accepts such  appointments,  and along with its successors as such fiscal agent, transfer agent,  registrar and principal paying agent is hereinafter referred to as the "Registrar".

     (b) The  Province  may from  time to time  appoint  one or more  additional agents  (hereinafter  called a "Paying  Agent" or the "Paying  Agents")  for the payment (subject to the applicable laws and regulations) of the principal of and interest and  Additional  Amounts (as defined in the terms and conditions of the
Bonds),  if any,  on the  Bonds at such  place or  places  as the  Province  may determine  pursuant  to a written  paying  agency  agreement  (a "Paying  Agency
Agreement").  In  addition,  the  Province,  with  the  acknowledgement  of  the
Registrar,  hereby appoints The Bank of New York, One Canada Square,  London EI4
5AL,  England,  as its initial Paying Agent in London,  and The Bank of New York accepts such appointment. The Province may at any time terminate the appointment of any Paying Agent provided,  however, that for so long as the Bonds are listed on the London Stock  Exchange plc and the rules of such stock exchange or the rules of the Financial Services Authority (UK) so require, the Province will maintain  a paying  agent in the  United  Kingdom.  The  Province  will keep the
Registrar informed as to the name, address,  and telephone and facsimile numbers of each  Paying  Agent  appointed  by it and will  notify the  Registrar  of the resignation  of any Paying Agent.  The Registrar  shall arrange with each Paying
Agent for the payment,  as provided herein, of the principal of and interest and
Additional  Amounts,  if any,  on the Bonds on terms  approved  by the  Province
(further  references  herein to principal  and interest  shall be deemed to also refer to any Additional Amounts).

     (c) The  Province  may from  time to time  appoint  one or more  additional agents for the  processing  of  applications  for  registration  of  transfer or exchange of fully registered Bonds in definitive form  (hereinafter  referred to as an "Additional  Transfer Agent" or "Additional Transfer Agents" and, together with the  Registrar,  in its  capacity as transfer  agent of the  Province,  the
"Transfer  Agents" or  individually  a "Transfer  Agent")  pursuant to a written transfer agency agreement (a "Transfer Agency  Agreement").  The Province may at
any time  terminate  the  appointment  of any  Additional  Transfer  Agent.  The
Province will keep the Registrar  informed as to the name, address and telephone and facsimile numbers of each Additional Transfer Agent appointed by it and will notify the Registrar of the resignation or termination of the appointment of any
Additional Transfer Agent.

     3. Form.  (a) The Bonds shall initially be issued in the form of two fully registered  global  certificates  without coupons (such registered  global certificates and any registered global  certificates issued upon any transfer or exchange thereof or in replacement  therefor are hereinafter  referred to as the
"Global Bonds").  The Global Bonds shall be registered in the name of Cede &
Co., as nominee of The Depository  Trust Company ("DTC") and held by The Bank of
New  York  as  custodian  for  DTC  ("DTC  Custodian").  As  long  as DTC or its respective  nominee is the  registered  holder of the Global  Bonds,  it will be considered  the sole owner and  registered  holder of the Bonds for all purposes hereunder and under the Global Bonds. None of the Province, the Registrar or any
Paying Agent will have any  responsibility  or  liability  for any aspect of the records  relating to or payments made by DTC on account of beneficial  interests in the  Global  Bonds.  Except  as  provided  in  Section  6  hereof,  owners of beneficial  interests  in the Global  Bonds will not be  entitled  to have Bonds registered  in their names,  will not receive or be entitled to receive Bonds in definitive registered form and will not be considered registered holders thereof under  this  Agreement.  The  Global  Bonds  will be  substantially  in the form attached hereto as Exhibit 1.

     (b) All Bonds  (including  the Global Bonds) shall be executed on behalf of the  Province  by the  signature,  manual or in  facsimile,  of the  Minister of
Finance  or the  manual  signature  of any one of (i)  the  Deputy  Minister  of
Finance, or (ii) the Chief Executive Officer,  the Executive  Director,  Capital
Markets Division or any Director,  Capital Markets Division,  all of the Ontario
Financing  Authority,  and shall be sealed with the manual or facsimile  seal of the  Minister of Finance.  In the event that any  official of the  Province  who shall have  signed or whose  facsimile  signature  shall  appear upon any of the
Bonds shall cease to hold such office before the Bonds so signed shall  actually have been authenticated, registered or delivered, such Bonds nevertheless may be authenticated, registered and delivered with the same force and effect as though such  person who signed  such  Bonds had not ceased to be such  official  of the
Province.

     4.  Authentication.  The Registrar shall, upon receipt of Bonds duly executed and sealed on behalf of the Province  together  with a written order or orders to authenticate and deliver Bonds in a stated aggregate principal amount,
(i) authenticate and register not more than the said aggregate  principal amount of Bonds and deliver them in accordance  with the written order or orders of the
Province  and  (ii)  thereafter  authenticate,  register  and  deliver  Bonds in accordance with the provisions of Sections 5, 6 and 8 of this Agreement.  Except as described in Section 9(d) hereof,  the total amount of the Bonds to be issued and  outstanding  at any time,  whether in the form of Global  Bonds or Bonds in definitive  registered form, issued in exchange for the Global Bonds,  shall not exceed  US$1,000,000,000  in  aggregate  principal  amount,  plus the  aggregate principal amount of any additional Bonds issued by the Province  pursuant to any supplement hereto in accordance with Section 15 of this Agreement.

     5.  Registration,  Transfers and  Exchanges.  (a) The Registrar,  as
agent of the Province for such purpose, shall at all times keep at its principal office in the Borough of  Manhattan,  The City and State of New York, a register or registers  (hereinafter  the "Register" or "Registers")  for the registration and  registration of transfers and exchanges of Bonds, in which shall be entered the names and  addresses of the  registered  holders of Bonds and the  principal amount of and other particulars of the Bonds held by them.  Subject to Section 6 hereof,  upon surrender for registration of transfer of any Bond at said office, the  Registrar  shall  authenticate,  register and  deliver,  in the name of the transferee or  transferees,  a new Bond or Bonds for a like aggregate  principal amount.  Subject to Section 6 hereof,  upon surrender of any Bond at said office for  exchange,  the  Registrar  shall  authenticate,  register and  deliver,  in exchange  for such Bond, a new Bond or new Bonds of the  appropriate  authorized denomination(s) and for a like aggregate principal amount in accordance with the provisions of the Bonds. The Province and the Registrar shall not be required to make any  exchange of Bonds if as a result  thereof,  the  Province  would incur adverse tax or other similar  consequences  under the laws or regulations of any jurisdiction in effect at the time of the exchange.

     (b) All  new  Bonds  authenticated  and  delivered  by the  Registrar  upon registration of transfer or in exchange for Bonds of other  denominations  shall be so dated  that  neither  gain nor loss of  interest  shall  result  from such registration of transfer or exchange.

     (c) All Bonds  presented  or  surrendered  for  registration  of  transfer, exchange or payment shall be accompanied by a written  instrument or instruments of  transfer  in  form  satisfactory  to the  Registrar,  duly  executed  by the registered  holder or its  attorney  duly  authorized  in  writing  and with the signatures  thereon duly guaranteed by a commercial bank or trust company having its  principal  office  in The City of New  York or by a member  of the New York
Stock Exchange.

     (d) The Registrar and each  Additional  Transfer Agent shall not impose any service charge on the registered  holder on any such registration of transfer or exchange of Bonds in the normal  course of business;  however,  the Province may require of the party  requesting  such  transfer  or  exchange,  as a  condition precedent to the exercise of any right of transfer or exchange contained in this
Agreement or in the Bonds, the payment of a sum sufficient to cover any stamp or other tax or other governmental charge payable in connection therewith.

     (e) The Province, the Registrar and any Paying Agent or Additional Transfer
Agent may treat the person in whose name any Bond is  registered as the absolute owner of such Bond for the  purpose of  receiving  payment of  principal  of and interest on such Bond,  and all other purposes  whatsoever,  whether or not such
Bond be overdue,  and none of the Province,  the Registrar,  any Paying Agent or any  Additional  Transfer  Agent shall be affected by any notice to the contrary and any such payment shall be a good and  sufficient  discharge to the Province, the Registrar and any Paying Agent or Additional  Transfer  Agent for the amount so paid.

     (f) The  Registrar  shall not be  required  to  register  any  transfer  or exchange of Bonds (and any  Additional  Transfer  Agent shall not be required to accept presentment of fully registered Bonds in definitive form for registration of transfer or exchange by the Registrar) during the period (i) from the Regular
Record Date (as defined in the Bonds) to the  Interest  Payment Date (as defined in the Bonds) or (ii) from the close of business on the  fifteenth day preceding the date of early redemption of the Bonds (the "Redemption  Record Date") to the
date of early redemption of the Bonds (the "Redemption  Date"). For the purposes of any interest payment made in accordance with Section 7(b) or (c) hereof, such payment shall be made to those  persons in whose names the Bonds are  registered on such Regular Record Date or Redemption Record Date.

     (g) Each  Additional  Transfer  Agent,  as agent of the  Province  for such purpose,  shall maintain an office in its jurisdiction at which fully registered
Bonds in  definitive  form may be  presented  for  registration  of  transfer or exchange by the Registrar in accordance  with this  Agreement.  Each  Additional
Transfer Agent shall  promptly  forward to the Registrar all such Bonds received by it, together with the written  instrument or instruments of transfer referred to above.

     6. Special  Provisions Relating to the Global Bonds.  (a) Unless any
Global Bond is presented by an authorized representative of DTC to the Province, the Registrar or their respective agents for registration of transfer,  exchange or payment,  and any replacement Global Bond issued is registered in the name of a nominee of DTC as requested by such authorized  representative and any payment is made to such nominee of DTC, any transfer,  pledge or other use of the Global
Bonds for value or  otherwise  shall be  wrongful  since the  registered  holder thereof has an interest therein.

     (b) Except as  provided in this  subparagraph,  Bonds will not be issued in definitive  registered form. If at any time DTC notifies the Province that it is unwilling or unable to continue as depository  for the Global Bonds or if at any time DTC  ceases to be a clearing  agency  registered  under the  United  States
Securities  Exchange Act of 1934, as amended, or otherwise ceases to be eligible to be a  depositary,  the Province  shall  appoint a successor  depositary  with respect to the Global Bonds.  If a successor  depositary for the Global Bonds is not  appointed  by the Province  within a  reasonable  period after the Province receives such notice or becomes aware of such ineligibility,  the Province shall execute and seal Bonds in definitive  registered  form, and the Registrar,  upon receipt  thereof,  shall  authenticate  and  deliver  such  Bonds in  definitive registered  form  without  coupons,  in  denominations  of US$5,000 and integral multiples  of  US$1,000  for  amounts  in excess of  US$5,000,  in an  aggregate principal amount equal to the aggregate  principal amount of the Global Bonds as of the exchange date.

     The Province may at any time and in its sole  discretion  determine  not to have any of the Bonds  held in the form of the Global  Bonds.  In such event the
Province  shall execute and seal Bonds in definitive  registered  form,  and the
Registrar,  upon receipt thereof,  shall  authenticate and deliver such Bonds in definitive  registered form without  coupons,  in  denominations of US$5,000 and integral  multiples  of  US$1,000  for  amounts  in  excess of  US$5,000,  in an aggregate principal amount equal to the aggregate principal amount of the Global
Bonds as of the exchange date.

     Upon the  exchange of the Global Bonds for Bonds in  definitive  registered form, the Registrar shall cancel such Global Bonds and shall reduce the holdings of Cede &  Co. on the Register to nil. Bonds in definitive  registered  form issued in  exchange  for the Global  Bonds  pursuant  to this  section  shall be registered  in such names as DTC  pursuant  to  instructions  from its direct or indirect  participants  or  otherwise,  shall  instruct  the  Registrar  or  the
Province.  The Registrar shall deliver such Bonds in definitive  registered form to or as directed by the persons in whose names such definitive registered Bonds
are  so  registered   and,  to  the  extent   reasonably   practicable   in  the
circumstances,  shall direct all payments to be made in respect of such Bonds in definitive  registered  form to the registered  holders thereof on or after such exchange  regardless of whether such exchange occurred after the record date for such payment.

     All Bonds in  definitive  registered  form issued upon the  exchange of the
Global Bonds shall be valid  obligations  of the Province,  evidencing  the same debt, entitled to the same benefits and subject to the same terms and conditions
(except  insofar as they  relate  specifically  to a Global  Bond) as the Global
Bonds surrendered upon such exchange.

     7. Payment.  (a) The Province will pay to the Registrar, in same day funds,  in such coin or currency of the United  States of America as at the time of payment is legal  tender for  payment  of public  and  private  debts,  to an account to be  specified  by the  Registrar,  on the day on which the same shall become due (or the next  succeeding  Business  Day if such due date falls upon a day which is not a Business  Day as defined  below,  unless such next  following
Business  Day falls in the next  succeeding  calendar  month,  in which case the related  payment will be made on the  immediately  preceding  Business Day as if made on the date such payment was due),  all amounts to be paid on the Bonds for principal  and interest on that date as required by the terms of the Bonds,  and the Province hereby authorizes and directs the Registrar, from the funds so paid to it, to make payment of the  principal and interest in respect of the Bonds in accordance with their terms and the provisions set forth below. For the purposes of  this  Section  7(a),  "Business  Day"  shall  mean  a day on  which  banking institutions in The City of New York, the City of London and the City of Toronto
are not authorized or obligated by law or executive order to be closed.

     (b) Payment of principal  and interest on the Global Bonds shall be made by the  Registrar  to Cede  &  Co.,  as  nominee  of DTC,  in same day funds in accordance with procedures agreed to between the Registrar and DTC.

     (c) Payment of principal in respect of Bonds in definitive  registered form issued  pursuant to Section 6(b) hereof  shall be made against  surrender at the office of the Registrar in the Borough of  Manhattan,  The City and State of New
York or at the office of any Paying  Agent  appointed  by the  Province for such purpose  pursuant  to  this  Fiscal  Agency  Agreement  and  any  Paying  Agency
Agreement.  Payment of interest due prior to or on the  Maturity  Date or on any
Redemption  Date will be made by  forwarding  by post or otherwise  delivering a cheque to the registered  addresses of registered  holders of Bonds,  or, at the option of the Province,  otherwise  transferring funds to the registered holders of the  Bonds.  Such  cheque  shall be dated the due date for  payment  and made payable  to the  order  of the  registered  holder  or,  in the  case  of  joint registered holders, to the order of all such joint holders (failing instructions from them to the  contrary) and shall be sent to the address of that one of such joint  holders  whose name  stands  first in the  register  as one of such joint holders. The Registrar shall mail or otherwise deliver such cheques to the names and  addresses of  registered  holders of Bonds  sufficiently  in advance of the relevant due date for payment that receipt of such cheques by registered holders on or before the due date is reasonably assured.

     (d) All moneys paid to the Registrar  under Section 7(a) of this  Agreement shall be held by it in a separate  account  from the  moment  when such money is received until the time of actual payment,  in trust for the registered  holders of Bonds to be applied by the Registrar to payments due on the Bonds at the time and in the manner provided for in this Agreement and the Bonds, provided that if the Registrar  shall fail to duly make any such payment due on the Bonds and, as a result of such failure, the Province otherwise duly makes such payments to the registered holders of Bonds, the Registrar shall thereupon hold such moneys paid to it under Section 7(a) in trust for the Province. Any money deposited with the
Registrar  for the payment of the  principal  or interest in respect of any Bond remaining  unclaimed for two years after such  principal or interest  shall have become due and payable shall be repaid to the Province without interest, and the registered  holder of a Bond may  thereafter  look only to the  Province for any payment to which such holder may be entitled.

     8. Mutilated,  Destroyed,  Stolen or Lost Bond Certificates.  (a) If
any  Bond  certificate  is  mutilated,   defaced,  destroyed,  stolen  or  lost,
application  for  replacement  shall be made to the Registrar who shall promptly transmit such application to the Province. Such application shall be accompanied by the mutilated or defaced  certificate or proof,  satisfactory to the Province in its discretion,  of the destruction,  theft or loss of the  certificate,  and upon receipt by the Province of an  indemnity  satisfactory  to it, the Province shall execute a new  certificate  of like tenor,  and upon written  instructions from the Province, the Registrar shall thereupon cancel the mutilated or defaced certificate  and adjust the Register to reflect the  cancellation,  destruction, theft or loss of a certificate,  as the case may be, and authenticate,  register and deliver  such new  certificate  in  exchange  for the  mutilated  or defaced certificate or in substitution  for the destroyed,  stolen or lost  certificate.
Such  replacement  certificate  shall be so dated that  neither gain nor loss in interest will result from such exchange or substitution. All expenses associated with  procuring  any  indemnity  and with the  preparation,  authentication  and delivery of a replacement  certificate will be borne by the registered holder of the mutilated, defaced, destroyed, stolen or lost Bond certificate.

     (b) Whenever any Bond  alleged to have been lost,  stolen or destroyed  for which a  replacement  Bond has been issued is  presented to the  Registrar,  any
Paying Agent or any Additional  Transfer Agent for payment on the Maturity Date, the Redemption Date or for registration of transfer or exchange,  the Registrar, the Paying Agent or the  Additional  Transfer  Agent,  as the case may be, shall immediately notify the Province in respect thereof and shall deal with such Bond only in accordance with the Province's instructions.

     9.  Maturity,   Redemption  and  Purchases.  (a)  Unless  previously
redeemed for tax reasons as provided in the terms and  conditions  of the Bonds, or repurchased by the Province,  as provided below,  the principal amount of the
Bonds is due and payable on June 1, 2012 (the "Maturity Date").

     (b) In accordance with the terms and conditions of the Bonds,  upon receipt of a notice to redeem and a  certificate  of the  Province,  as set forth in the
Bonds,  not less than 30 days and no more than 60 days  prior to the  Redemption
Date,  the  Registrar  shall cause to be published,  in accordance  with Section
19(b) hereof, on behalf of the Province a notice of redemption stating:  (i) the
Redemption Date; (ii) the redemption  price; and (iii) if applicable,  the place or places of surrender of the Bonds to be redeemed.

     (c) The  Province  may,  if not in default  under the  Bonds,  at any time, purchase  Bonds in the open market,  or by tender or by private  contract at any price,  in accordance  with applicable law and may cause the Registrar to cancel any Bonds so purchased.

     (d) If the Province  elects to cancel any Bonds  purchased by it when Bonds have been issued in the form of a Global Bond,  it may require the  Registrar to register such  cancellation  and to reduce the outstanding  aggregate  principal amount of the Global Bonds in accordance  with the regular  procedures of DTC in effect at such time.

     10.  Cancellation and  Destruction.  All Bonds which are paid on the
Maturity  Date or the  Redemption  Date,  or  surrendered  for  registration  of transfer  or  exchange  for  other  certificates  or for  replacement,  shall be cancelled by the Registrar who shall register such  cancellation.  The Registrar shall, as soon as practicable after the date of cancellation of Bonds under this section or Section 8(a) or the date that the register is adjusted to reflect the destruction,  theft or loss of a  certificate  pursuant to Section  8(a) hereof, furnish the  Province  with a  certificate  or  certificates  stating the serial numbers and total number of Bonds that have been cancelled.  The Registrar shall destroy all cancelled Bonds in accordance with the  instructions of the Province and  shall  furnish  to  the  Province,  on  a  timely  basis,  certificates  of destruction  stating the serial  numbers,  dollar  value and total number of all
Bonds destroyed hereunder.

     11. (a)  Limit on  Liability.  In acting under this  Agreement,  the
Registrar,  any Paying Agent and any Additional Transfer Agent are acting solely as agents of the Province and do not assume any  obligation or  relationship  of agency or trust for or with any of the registered  holders of the Bonds,  except that all funds held by the  Registrar,  any Paying Agent or Additional  Transfer
Agent  for  payment  of  principal  or  interest  shall be held in trust for the registered holders of Bonds as provided in this Agreement.

     (b) Rights and Liabilities of  Registrar.  The Registrar shall incur no  liability  for, or in respect of, any action  taken,  omitted to be taken or suffered by it in reliance upon any Bond, certificate,  affidavit,  instruction, notice,  request,  direction,  order,  statement  or other  paper,  document  or communications  reasonably believed by it to be genuine. Any order, certificate,
affidavit,   instruction,   notice,  request,  direction,   statement  or  other
communication  from the  Province  made or given by it and  sent,  delivered  or directed to the Registrar under,  pursuant to, or as permitted by, any provision of this  Agreement  shall be sufficient  for purposes of this  Agreement if such communication is in writing and signed by any authorized officer of the Province or its attorney duly authorized in writing.

     (c) Right of Agent to Own Bonds.  The Registrar,  each Paying Agent, and each Additional Transfer Agent, and their officers, directors and employees, may become the holder of, or acquire any interest  in, any Bonds,  with the same rights that it or they would have if it were not the Registrar or a Paying Agent or an  Additional  Transfer  Agent  hereunder,  or they were not such  officers, directors or  employees,  and may engage or be  interested  in any  financial or other transaction with the Province and may act on, or as depositary, trustee or agent  for,  any  committee  or body of  registered  holders  of  Bonds or other obligations  of the  Province  as  freely as if it were not the  Registrar  or a
Paying Agent or an  Additional  Transfer  Agent  hereunder or they were not such officers, directors or employees.

     12. Expenses and  Indemnity.  (a) In connection with the Registrar's appointment  and  duties  as  Registrar,  the  Province  will pay the  Registrar compensation  in an  amount  separately  agreed  upon  by the  Province  and the
Registrar.  The Province will  indemnify and hold harmless the  Registrar,  each
Paying Agent and each  Additional  Transfer  Agent against all claims,  actions, demands,  damages,  costs,  losses or  liability  which may be  incurred  by the
Registrar, any Paying Agent or any Additional Transfer Agent by reason of, or in connection with, the Registrar's,  any Paying Agent's or any Additional Transfer
Agent's appointment and duties as such, except as such result from any negligent act or omission,  bad faith or wilful  misconduct of the  Registrar,  any Paying
Agent or any Additional Transfer Agent or their respective directors,  officers, employees or agents.  In  addition,  the Province  will (i)  indemnify  and hold harmless  the DTC  Custodian  on the same basis as  aforesaid  in respect of its duties as  custodian  for DTC but only to the  extent the DTC  Custodian  is not otherwise  entitled to be  indemnified  or held harmless by DTC, and (ii) shall, pursuant  to  arrangements  separately  agreed  upon  by the  Province  and  the
Registrar,  transfer  to the  Registrar,  upon  presentation  of  substantiating documentation  satisfactory to the Province, amounts sufficient to reimburse the
Registrar for certain  out-of-pocket  expenses  reasonably incurred by it and by any Paying  Agent in  connection  with their  services.  The  obligation  of the
Province under this paragraph shall survive payment of the Bonds and resignation or removal of the Registrar.

     (b) The  Registrar,  each Paying Agent and each  Additional  Transfer Agent agrees to indemnify and hold harmless the Province against all claims,  actions, demands,  damages,  costs,  losses and liabilities arising out of or relating to any negligent act or omission,  bad faith or wilful misconduct of the Registrar, such Paying Agent or such Additional  Transfer Agent, as the case may be, or its respective  directors,  officers,  employees or agents.  The  obligations of the
Registrar,  each  Paying  Agent and each  Additional  Transfer  Agent under this paragraph  shall survive  payment of the Bonds and resignation or removal of the
Registrar, each Paying Agent and each Additional Transfer Agent.

     (c) Each  indemnified  party shall give prompt notice to each  indemnifying party of any action  commenced  against it in respect of which  indemnity may be sought  under this  Agreement  but failure to so notify any  indemnifying  party shall not  relieve it from any  liability  which it may have  otherwise  than on account of this  indemnity.  An  indemnifying  party may  participate at its own expense in the defence of such action.  If it so elects within a reasonable time after receipt of such notice,  an  indemnifying  party may assume the defence of such action with legal  advisors  chosen by it and  approved by the  indemnified party defendant in such action, unless such indemnified party reasonably objects to such  assumption on the ground that there may be legal defences  available to it  which  are  different  from  or in  addition  to  those  available  to  such indemnifying  party,  but an  indemnifying  party  may  not  settle  any  action commenced  against an  indemnified  party  without  the  written  consent of the indemnified  party.  In order to be entitled to an  indemnity  with respect to a claim  hereunder,  an  indemnified  party will not,  without  the prior  written consent of the indemnifying  party, settle or compromise or consent to the entry of any judgment with respect to such pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification or contribution may be sought hereunder (whether or not the indemnifying party is an actual or potential party to such claim or action).  If an  indemnifying  party assumes the defence of any such action, the indemnifying party shall not be liable for any fees or expenses of the legal advisors of the indemnified party incurred thereafter in connection with such  action.  In no event shall the  indemnifying  party be liable for the fees and expenses of more than one legal  advisor for the  indemnified  party in connection  with any one action or  separate  but  similar  or  related  actions arising out of the same general allegations or circumstances.

     13. (a) Successor Registrar. The Province agrees that there shall at all times be a Registrar  hereunder  and that the  registrar  shall be a bank or trust company  organized and doing  business under the laws of the United States of America or of the State of New York,  in good  standing and having a place of business  in the  Borough  of  Manhattan,  The City and State of New  York,  and
authorized  under such laws to exercise  corporate trust powers,  provided,  the
Province may choose to act at any time as its own fiscal agent,  transfer agent, registrar and principal paying agent.

     The Registrar  shall not transfer or assign this  Agreement or any interest
or  obligation  herein  without  the  Province's  prior  written  consent.   Any
corporation  into which the Registrar  hereunder may be merged or converted,  or any corporation with which the Registrar may be consolidated, or any corporation resulting from any merger,  conversion or  consolidation  to which the Registrar shall sell or otherwise transfer all or substantially all of the corporate trust business of the  Registrar,  provided  that it shall be qualified as  aforesaid, shall be the successor  Registrar under this Agreement  without the execution or filing of any paper or any further act on the part of any of the parties hereto, but subject to prior notice to and the prior written approval of the Province.

     (b)  Resignation.  The  Registrar  may at any time  resign by giving written notice to the Province of its resignation,  specifying the date on which its  resignation  shall become  effective  (which shall not be less than 60 days after the date on which such notice is given unless the Province  shall agree to a shorter  period);  provided that no such notice shall expire less than 30 days before or 30 days after the due date for any payment of principal or interest in respect of the Bonds.  The  Province  may  remove the  Registrar  at any time by giving written notice to the Registrar specifying the date on which such removal shall become effective.  Such resignation or removal shall only take effect upon the appointment by the Province of a successor Registrar and upon the acceptance of such appointment by such successor Registrar.  Any Paying Agent or Additional
Transfer  Agent may resign or may be removed at any time upon like  notice,  and the Province in any such case may appoint in substitution  therefor a new Paying
Agent or Paying  Agents or  Additional  Transfer  Agent or  Additional  Transfer
Agents.

     (c)  Bankruptcy or Insolvency of  Registrar.  The appointment of the
Registrar  hereunder  shall forthwith  terminate,  whether or not notice of such termination  shall  have  been  given,  if at any  time  the  Registrar  becomes incapable  of  performing  its duties  hereunder,  or is  adjudged  bankrupt  or insolvent,  or files a voluntary  petition in  bankruptcy or makes an assignment for the benefit of its creditors or consents to the  appointment of a liquidator or receiver of all or any substantial  part of its property or admits in writing its  inability  to pay or meet its  debts as they  mature  or  suspends  payment thereof,  or if a  resolution  is passed or an order made for the  winding up or dissolution of the Registrar, or if a liquidator or receiver of the Registrar of all or any substantial part of its property is appointed, or if any order of any court is  entered  approving  any  petition  filed by or  against  it under  the provisions of any  applicable  bankruptcy  or  insolvency  law, or if any public officer  takes charge or control of the Registrar or its property or affairs for the purposes of rehabilitation, conservation or liquidation.

     (d)  Appointment  of  Successor.  Prior to the effective date of any such  resignation or removal of the Registrar,  or if the Registrar shall become unable to act as such or shall cease to be qualified as aforesaid,  the Province
shall  appoint  a  successor  Registrar,   qualified  as  aforesaid.   Upon  the
appointment of a successor Registrar and its acceptance of such appointment, the retiring  Registrar  shall, at the direction of the Province and upon payment of its compensation and expenses then unpaid, deliver and pay over to its successor any and all securities, money and any other properties then in its possession as
Registrar and shall thereupon cease to act hereunder.

     (e) Payment of Certain  Registrar's  Fees Upon  Termination.  If the
Registrar  resigns  pursuant to Section 13(b) of this Agreement or ceases to act as the Province's fiscal agent in respect of the Bonds pursuant to Section 13(c)
of this Agreement, the Registrar shall only be entitled to annual fees otherwise payable to it under this Agreement on a pro rata basis for that period since the most recent  anniversary of this Agreement  during which the Registrar has acted as fiscal agent hereunder.  In the event that the Registrar ceases to act as the
Province's  fiscal  agent in  respect  of the Bonds for any  other  reason,  the
Registrar  shall be  entitled  to receive  the full  amount of the  annual  fees payable to it in respect of the Bonds pursuant to Section 12 of this Agreement.

     14. Meetings of Holders of Bonds.  (a) The Registrar shall convene a meeting of the registered  holders of the Bonds for any lawful purpose affecting their  interests upon receipt of a written  request of the Province or a written request signed in one or more counterparts by the registered holders of not less than 10% of the principal  amount of the Bonds then  outstanding  and upon being indemnified as to its reasonable  satisfaction by the Province or the registered holders of Bonds  signing such  request,  as the case may be,  against the costs which may be  incurred  in  connection  with the  calling  and  holding  of such meeting.  If the Registrar fails to give notice convening such meeting within 30 days  after  receipt  of  such  request  and  indemnity,  the  Province  or such registered holders of Bonds, as the case may be, may convene such meeting. Every such  meeting  shall be held in  Toronto,  Canada or such other  place as may be approved or determined by the Province.

     (b) At  least  21  days'  notice  of any  meeting  shall  be  given  to the registered holders of the Bonds in the manner provided pursuant to the terms and conditions of the Bonds and a copy thereof  shall be sent by prepaid  courier to the Registrar  unless the meeting has been called by the  Registrar,  and to the
Province,  unless the meeting has been called by the Province. Such notice shall state the time,  place and purpose of the meeting and the general  nature of the business to be transacted  at the meeting,  and shall include a statement to the effect that, prior to 48 hours before the time fixed for the meeting, (i) in the case of Bonds issued in the form of a Global Bond, those persons recorded in the
Register,  or (ii) in the limited  circumstances  in which  Bonds in  definitive registered form have been issued,  those registered holders of Bonds who deposit their Bonds with the Registrar or any other person  authorized  for such purpose
by  the  Registrar  or  the  Province,   shall  be  entitled  to  obtain  voting
certificates for appointing proxies (subject to such procedures and requirements as the Province and the Registrar may prescribe),  but it shall not be necessary for any such  notice to set out the terms of any  resolution  to be  proposed at such meeting or any other provisions.

     (c) A registered  holder of Bonds may appoint any person by  instrument  in writing as the holder's proxy in respect of a meeting of the registered  holders of Bonds or any  adjournment  of such  meeting,  and such  proxy  shall have all rights of the registered holder of Bonds in respect of such meeting. All written notices to DTC of  meetings  shall  contain a  requirement  that the  registered holders  of Bonds  must  notify  clearing  system  participants  and,  if known, beneficial  owners  of  Bonds  of the  meeting  in  accordance  with  procedures established from time to time by such clearing systems.  The registered  holders of Bonds  shall seek  voting  instructions  on the  matters to be raised at such meeting from the clearing system  participants or, if known, from the beneficial owners of Bonds.

     (d) A  person,  who need  not be a  registered  holder  of  Bonds,  will be nominated in writing by the  Registrar as  chairperson  of the meeting and if no person is so nominated  or if the person so  nominated is not present  within 15 minutes  from the time fixed for the  holding  of the  meeting,  the  registered holders of the Bonds  present in person or by proxy  shall  choose  some  person present to be chairperson,  and failing such choice,  the Province may appoint a chairperson.

     (e) At a meeting of registered  holders of Bonds, a quorum shall consist of one or more  registered  holders  of Bonds  present  in  person  or by proxy who represent  at least a  majority  in  principal  amount  of the Bonds at the time outstanding. If a quorum of the registered holders of Bonds shall not be present within one-half hour after the time fixed for holding any meeting,  the meeting, if  convened  by or at the  request of  registered  holders  of Bonds,  shall be dissolved,  but if otherwise  convened the meeting shall stand adjourned without notice to the same day in the next week  (unless  such day is not a business day in the place  where the  meeting is to take  place in which case it shall  stand adjourned  until the next such  business day following  thereafter)  at the same time and place  unless the  chairperson  appoints  some other  place in Toronto,
Ontario, or some other day or time of which not less than seven (7) days' notice shall be given in the manner  provided  above.  At the adjourned  meeting one or more registered  holders of Bonds present in person or by proxy shall constitute a quorum and may  transact  the  business  for which the meeting was  originally convened  notwithstanding  that they may not  represent  at least a majority  in principal amount of the Bonds then outstanding.

     (f) The  chairperson  of any  meeting  at which a quorum of the  registered holders of Bonds is present may, with the consent of the registered holder(s) of a majority of principal  amount of the Bonds  represented  thereat,  adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

     (g) Every  motion or question  submitted  to a meeting  shall be decided by
Extraordinary  Resolution (as defined below) and in the first place by the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein  provided,  a declaration by the  chairperson  that a resolution has been carried  or  carried  unanimously  or by a  particular  majority  or lost or not carried  by a  particular  majority  shall be  conclusive  of the  fact.  On any question submitted to a meeting when ordered by the chairperson or demanded by a show of hands by one or more registered  holders of Bonds acting in person or by proxy and holding at least 2% in principal amount of the Bonds then outstanding, a poll shall be taken in such manner as the chairperson shall direct.

     (h) On a poll,  each  registered  holder  of Bonds  present  in  person  or represented  by a proxy duly  appointed  by an  instrument  in writing  shall be entitled to one vote in respect of each  US$5,000  principal  amount of Bonds of which the person shall then be the registered  holder  (calculated on a pro rata basis for registered holders who hold Bonds in integral multiples of US$1,000 in excess of US$5,000).  A proxy need not be a registered  holder of Bonds.  In the case of Bonds held jointly,  any one of the joint registered  holders present in person or by proxy may vote in the  absence of the other or others;  but in case more than one of them be  present  in  person or by proxy,  only one of them may vote in  respect of each  US$5,000  principal  amount of Bonds (or such  greater amount of Bonds that is not an integral  multiple of US$5,000) of which they are joint registered holders.

     (i) The Province and the Registrar,  by their  authorized  representatives, officers and directors, and the financial and legal advisors of the Province and the Registrar  may attend any meeting of the  registered  holders of Bonds,  but shall have no vote as such.

     (j) Except as set forth in Section 18 hereof, the registered holders of the
Bonds  may  consent  by  Extraordinary  Resolution  (as  defined  below)  to any modification  or amendment  proposed by the Province to this  Agreement  and the
Bonds.  An  Extraordinary  Resolution  duly passed at any such meeting  shall be
binding  on  all  registered   holders  of  Bonds,   whether   present  or  not;
however, no such modification or amendment to this Agreement or the Bonds shall,  without the consent of the registered  holder of each such Bond affected thereby; (a) change the Maturity Date of any Bond or change any Interest Payment
Date; (b) reduce the principal  amount  thereof or the rate of interest  payable thereon;  (c) change the coin or currency of payment of any Bond; (d) impair the right to  institute  suit for the  enforcement  of any such  payment  on or with respect to such Bond; or (e) reduce the percentage of principal  amount of Bonds necessary for the taking of any action,  including  modification or amendment of this  Agreement or the terms and  conditions of the Bonds,  or reduce the quorum required at any meeting of registered holders of Bonds.

     The term "Extraordinary  Resolution" is defined as a resolution passed at a meeting of registered holders of Bonds held in accordance with the provisions of this Agreement and the Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal amount of the Bonds represented at the meeting in person or by proxy and voted on the resolution or as an instrument in writing signed in one or more counterparts by the registered holders of not less than 66 2/3% in principal amount of the outstanding Bonds.

     (k) Minutes  of all  resolutions  and  proceedings  at  every  meeting  of registered  holders  of Bonds held in  accordance  with the  provisions  of this
Agreement  shall be made and  entered in books to be from time to time  provided for that  purpose by the  Registrar  at the expense of the Province and any such minutes,  if signed by the chairperson of the meeting at which such  resolutions were passed or proceedings  taken,  or by the chairperson of the next succeeding meeting of the registered holders of Bonds, shall be prima facie evidence of the matters  therein  stated and,  until the  contrary is proved,  every such meeting,  in respect of the  proceedings  of which minutes shall have been made, shall be deemed to have been duly held and convened,  and all resolutions passed and proceedings taken thereat to have been duly passed and taken.

     (l) Every Extraordinary Resolution passed in accordance with the provisions of this  Agreement at a meeting of registered  holders of Bonds shall be binding upon all the registered holders of Bonds, whether present at or absent from such meeting,  and every instrument in writing signed by registered  holders of Bonds in  accordance  with  paragraph (j) of this Section 14 shall be binding upon all the  registered  holders of Bonds  (whether or not a signatory).  Subject to the provisions for its indemnity herein  contained,  the Registrar shall be bound to give effect accordingly to every such Extraordinary Resolution.

     (m) The Registrar, or the Province with the approval of the Registrar,  may from time to time make, and from time to time vary, such regulations as it shall from time to time deem fit:

     (i)  for the deposit of instruments appointing proxies at such place as the
          Registrar, the Province or the registered holders of Bonds convening a meeting,  as the case may be, may in the notice convening such meeting direct; and

     (ii) for the deposit of  instruments  appointing  proxies at some  approved place or places  other  than the place at which the  meeting  is to be held and enabling  particulars of such instruments  appointing proxies to  be  mailed,  cabled  or  sent  by  any  other  means  of  recorded communication  before the meeting to the Province or to the  Registrar at the  place  where  the  same is to be held  and for the  voting  of proxies  so  deposited  as  though  the  instruments  themselves  were produced at the meeting.

     Any  regulation  so made shall be binding and  effective and votes given in accordance  therewith  shall  be  valid  and  shall  be  counted.  Save  as such regulations  may  provide,  the only  persons who shall be entitled to vote at a meeting of registered  holders of Bonds shall be the registered  holders thereof or their duly appointed proxies.

     15.  Further  Issues.  The Province  may from time to time,  without notice to or the  consent of the  registered  holders  of the Bonds,  create and issue further bonds ranking pari passu with the Bonds in all respects (or in all respects except for the payment of interest  accruing prior to the issue date of such further  bonds or except for the first  payment of interest  following  the issue  date of such  further  bonds)  and so that such  further  bonds  shall be consolidated  and form a single  series  with the Bonds and shall  have the same terms as to status,  redemption  or  otherwise as the Bonds.  Any further  bonds shall be issued with the benefit of an agreement supplemental to this Agreement.

     16.  Reports.  The  Registrar  shall  furnish to the  Province  such reports  as may  be  required  by  the  Province  relative  to  the  Registrar's performance  under  this  Agreement.  The  Province  may,  whenever  it deems it necessary,  inspect books and records  maintained  by the Registrar  pursuant to this Agreement, if any.

     17. Forwarding of Notice.  If the Registrar shall receive any notice or demand addressed to the Province pursuant to the provisions of the Bonds, the
Registrar shall promptly forward such notice or demand to the Province.

     18.  Amendments.  This  Agreement  and the Bonds may be  amended  or supplemented  by the  parties  hereto,  without  notice to or the consent of the registered  holder of any Bond, for the purpose of curing any  ambiguity,  or of curing,  correcting or supplementing any defective provision contained herein or in the Bonds, or effecting the issue of further bonds as described under Section
15 of this  Agreement,  or in any  other  manner  which  the  Province  may deem necessary  or  desirable  and which,  in the  reasonable  opinion of the parties hereto, shall not adversely affect the interests of the beneficial owners of the
Bonds.

     19.  Notices.  (a)  Any  communications  from  the  Province  to the
Registrar with respect to this  Agreement  shall be addressed to The Bank of New
York, 101 Barclay Street, New York, New York 10286,  Attention:  Corporate Trust
Department,  Fax  No.  (212)  815-5802/5803  and  any  communications  from  the
Registrar to the Province with respect to this  Agreement  shall be addressed to the Ontario Financing  Authority,  One Dundas Street West, Suite 1400,  Toronto,
Ontario,  M5G 1Z3,  Attention:  Director,  Capital Markets  Operations,  Capital
Markets  Division,  Fax No. (416)  325-8111  (or such other  address as shall be specified in writing by the  Registrar or by the  Province,  as the case may be)
and shall be  delivered in person or sent by first class  prepaid  courier or by facsimile  transmission  subject,  in the  case of  facsimile  transmission,  to confirmation  by telephone to the  foregoing  addresses.  Such notice shall take effect in the case of delivery in person,  at the time of delivery,  in the case of  delivery  by first  class  prepaid  courier  seven (7)  business  days after dispatch and in the case of delivery by facsimile  transmission,  at the time of confirmation by telephone.

     (b) All notices to the  registered  holders of Bonds will be  published  in
English in the  Financial  Times in London,  England,  The Wall Street
Journal  in New York,  U.S.A.,  and The  Globe and  Mail  in Toronto,
Canada.  If at any time  publication in any such  newspaper is not  practicable, notices will be valid if published in an English language newspaper with general circulation in the respective market regions as the Province,  with the approval of the Registrar,  shall determine. Any such notice shall be deemed to have been given on the date of such  publication  or,  if  published  more than once or on different dates, on the first date on which publication is made.  Written notice will also be given to DTC,  provided  at the time of such  notice  the Bonds are represented by the Global Bonds.

     20. Governing Law and Counterparts. This Agreement shall be governed by, and interpreted in accordance  with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario.  This Agreement may be executed in any number of  counterparts,  each of which shall be deemed an original,  but all of which together shall constitute one and the same instrument.

     21.  Headings.  The headings for the sections of this  Agreement are for convenience only and are not part of this Agreement.

     22.  Enurement.  Agreement  shall  enure  to the  benefit  of and be binding upon the parties  hereto and their  respective  successors and permitted assigns.

     IN WITNESS  WHEREOF,  the parties  hereto have  executed this Fiscal Agency
Agreement as of the date first above written.

                                         PROVINCE OF ONTARIO

                                         By:         /s/ Irene Stich
                                              ------------------------------------
                                              Name:     Irene Stich
                                              Title:    Director
                                                        Capital Markets Operations
                                                        Capital Markets Division
                                                        Ontario Financing Authority

                                         THE BANK OF NEW YORK
                                         as Registrar and additional Paying Agent in London

                                         By:         /s/ Vanessa Mack
                                               -----------------------------------
                                               Name:     Vanessa Mack
                                               Title:    Vice President

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized  representative  of the Depository (and any payment is made to Cede &
Co. or to such other entity as is requested by an authorized  representative  of the Depository), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE
BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof,  Cede &
Co., has an interest herein.

REGISTERED
NO. PN-A0001                                                    CUSIP: 683234 ZH4
SERIES: PN                                                      ISIN: US683234ZH45

                               PROVINCE OF ONTARIO
                           4.95% BOND DUE JUNE 1, 2012

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered assigns,  the principal sum of FIVE HUNDRED MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the "Principal
Amount")  in lawful  money of the United  States of America on June 1, 2012 (the
"Maturity  Date") (or on such  earlier date as the  Principal  Amount may become payable  hereunder),  upon  presentation  and  surrender of this Bond and to pay interest thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 4.95% per annum from May 24, 2007 until the  principal  hereof is paid.  Interest  for the  period  from,  and  including,  May 24,  2007 to,  but excluding,  December 1, 2007 will be payable on  December 1, 2007 (the  "Initial
Interest  Payment Date").  Thereafter,  interest on this Bond will be payable in two equal semi-annual installments in arrears on the 1st day of June and the 1st day of December in each year (each such date, and the Initial  Interest  Payment
Date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly authorized issue of debt securities of the Province designated as its 4.95%
Bonds due June 1, 2012 (the  "Bonds").  This Global Bond is limited in aggregate principal amount to  US$500,000,000.  This Global Bond and all the rights of the registered  holder  hereof are expressly  subject to a fiscal  agency  agreement dated as of May 24, 2007 (the "Fiscal  Agency  Agreement")  between the Province and The Bank of New  York,  as  fiscal  agent,  transfer  agent,  registrar  and principal  paying agent (the  "Registrar",  which term includes any successor as fiscal agent,  transfer  agent,  registrar and principal  paying agent) to which
Fiscal  Agency  Agreement  reference  is  hereby  made  for a  statement  of the respective  rights,  duties and  immunities of the  Province,  the Registrar and holders  of the Bonds and the terms  upon  which the Bonds  are,  and are to be, authenticated  and delivered.  This Global Bond and the Fiscal Agency  Agreement
together  constitute  a  contract,  all the  terms and  conditions  of which the registered  holder by acceptance  hereof assents to and is deemed to have notice
of. Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal  Agency  Agreement.  Further  references  herein to  principal  or interest  shall be deemed to also refer to any  Additional  Amounts which may be payable hereunder.

     This  Global  Bond is  issued  under  the  authority  of two  Orders of the
Lieutenant  Governor  in Council of  Ontario,  made  pursuant  to the  Financial
Administration  Act  (Ontario),  as  amended.  This  Global  Bond  shall for all purposes be governed  by, and  construed  in  accordance  with,  the laws of the
Province of Ontario and the laws of Canada applicable in Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly  provided for,  from May 24, 2007,  until the principal  hereof has been paid or duly made  available for payment.  Any overdue  principal or interest on this Global Bond shall bear  interest at the rate of 4.95% per annum  (before as well as after judgment)  until paid, or if earlier,  when the full amount of the moneys  payable has been received by the Registrar and notice to that effect has been given in accordance  with the provisions set forth herein.  The interest so payable,  and punctually paid or duly provided for, on any Interest Payment Date will be paid to the  person  in  whose  name  this  Global  Bond (or one or more predecessor  Global Bonds) is registered at the close of business on May 15th or
November 15th (whether or not a Business Day, as defined below), as the case may be, next preceding such Interest  Payment Date (each such day a "Regular  Record
Date").  Any such interest not so  punctually  paid or duly provided for will be paid to the person in whose name this  Global  Bond (or one or more  predecessor
Global Bonds) is  registered  at the close of business on a special  record date for the payment of such defaulted interest to be fixed by the Registrar,  notice whereof  shall be given to the  registered  holder hereof not less than ten (10)
days  prior to such  special  record  date,  or be paid at any time in any other lawful  manner.  Interest  payments on this Global  Bond will  include  interest accrued to but excluding the Interest Payment Dates. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in The City of
New York,  the City of London  and the City of  Toronto  are not  authorized  or obligated by law or executive order to close.

     If Bonds in  definitive  registered  form are issued in  exchange  for this
Global  Bond,  payment  of the  principal  of  such  Bonds  will  be  made  upon presentation  and  surrender  of  such  Bonds  at the  office  of the  Registrar maintained  for that purpose in the Borough of Manhattan,  The City and State of
New York,  or at the office of any Paying  Agent  appointed  by the Province for such purpose  pursuant to the Fiscal Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise delivering a cheque, to the registered addresses of registered holders of Bonds, or,  at  the  option  of  the  Province,  otherwise  transferring  funds  to the registered  holders of the Bonds.  If the Maturity Date, the Redemption  Date or
any  Interest  Payment  Date is a Business  Day but is a day on which any Paying
Agent is closed at the applicable place of payment,  the registered  holder will not be entitled to payment at such  location  until the next  succeeding  day on which  banking  institutions  in such place of  payment  are not  authorized  or obligated by law or executive  order to be closed and no further  interest shall accrue in respect of the delay in such payment.

     Payment of the  principal of and interest on the Bonds will be made in such coin or  currency  of the  United  States as, at the time of  payment,  is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges)  in the  payment to the  holders of Bonds of the  amounts  which  would otherwise  have been  payable  in  respect  of the Bonds in the  absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

     (a)  a  beneficial  owner  of  which  is  subject  to such  taxes,  duties, assessments or charges in respect of such Bond by reason of such owner being connected with Canada  otherwise than merely by the ownership as a non-resident  of Canada of such Bond, but only to the extent of such owner's interest(s) therein; or

     (b)  presented  for  payment  more than 15 days  after the  Relevant  Date, except to the extent that the holder  thereof would have been entitled to such Additional  Amounts on the last day of such period of 15 days.
          For this purpose,  the  "Relevant  Date" in relation to any Bond means whichever is the later of:

     (i)  the date on which the payment in respect of such Bond  becomes due and payable; or

     (ii) if the full  amount of the  moneys  payable on such date in respect of such Bond has not been  received by the  Registrar on or prior to such date,  the date on which  notice is duly given to the holders of Bonds that such moneys have been so received.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on June 1, 2012.

     The Bonds may be redeemed at the option of the  Province in whole,  but not in part, at any time, on giving not less than 30 days' and no more than 60 days'
notice to  registered  holders  of Bonds in  accordance  with  Section 19 of the
Fiscal  Agency  Agreement  (which notice shall be  irrevocable),  at 100% of the principal  amount  thereof,  together  with  interest  accrued  thereon  to  the
Redemption  Date,  if  (a)  the  Province  has or  will  become  obliged  to pay
Additional  Amounts  as  provided  herein,  as a result  of any  change  in,  or amendment  to, the laws or  regulations  of Canada or any  province or political subdivision  thereof, or any authority thereof or agency therein having power to tax, or any change in the application or official interpretation of such laws or regulations,  which  change or amendment  becomes  effective on or after May 16,
2007,  and  (b)  such  obligation  cannot  be  avoided  by the  Province  taking reasonable  measures available to it, provided that no such notice of redemption shall be given  earlier  than 90 days  prior to the  earliest  date on which the
Province  would be  obliged  to pay such  Additional  Amounts  were a payment in respect  of the  Bonds  then  due.  Prior to the  publication  of any  notice of redemption  pursuant  to this  paragraph,  the  Province  shall  deliver  to the
Registrar a  certificate  signed by an officer of the Province  stating that the
Province is entitled to effect such  redemption and setting forth a statement of facts showing that the  conditions  precedent to the right of the Province so to redeem have occurred.

     The Registrar has been appointed registrar for the Bonds, and the Registrar will maintain at its office in the Borough of  Manhattan,  The City and State of
New York, a register (herein,  the "Register") for the registration of Bonds and
the   registration  of  transfers  and  exchanges  of  Bonds.   Subject  to  the
limitations,  terms and  conditions  set forth  herein and in the Fiscal  Agency
Agreement, this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and  thereupon  the Registrar shall issue and register in the name of the transferee,  in exchange herefor,  a new  Global  Bond (or  other  global  security  in the case of a  transfer  to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Bonds in definitive  registered form without coupons of authorized denominations  of US$5,000  and  integral  multiples  of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal  amount and having identical terms and  conditions as this Global Bond,  except to the extent that such terms and conditions  specifically relate to this Global Bond as a global security. On or after such exchange,  the Registrar,  to the extent reasonably practicable in the  circumstances,  shall make all payments to be made in respect of such Bonds in definitive  registered form to the registered  holders thereof  regardless of whether such exchange  occurred after the record date for such payment.  If this
Global Bond is  surrendered  for transfer,  it shall be accompanied by a written instrument of transfer in form satisfactory to the Registrar and executed by the registered  holder in person or by the  holder's  attorney  duly  authorized  in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient  to cover  any  stamp or other  tax or other  governmental  charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Bonds,  if as a result  thereof,  the  Province  may incur  adverse tax or other similar consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal
Agency Agreement shall alter or impair the obligation of the Province,  which is absolute and unconditional,  to pay the principal of and interest on this Global
Bond  at the  time,  place  and  rate,  and  in the  coin  or  currency,  herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The  Province's  obligation  to pay an amount of interest on the Bonds will cease if a claim for the  payment of such  interest is not made within two years after the date on which such interest  becomes due and payable.  The  Province's obligation to pay the principal  amount of the Bonds will cease if the Bonds are not  presented  for  payment  within  two  years  after  the date on which  such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without  notice to or the consent of the  registered  holder of any Bond,  enter into one or more  agreements  supplemental  to the Fiscal  Agency  Agreement  to create and issue further bonds ranking pari passu with the Bonds in all respects
(or in all  respects  except for the payment of interest  accruing  prior to the issue date of such  further  bonds or except for the first  payment of  interest following  the issue date of such further  bonds) and so that such further bonds shall be consolidated and form a single series with the Bonds and shall have the same terms as to status, redemption or otherwise as the Bonds.

     The Fiscal Agency Agreement and the Bonds may be amended by the Province on the one hand,  and the  Registrar,  on the other hand,  without notice to or the consent  of the  registered  holder of any Bond,  for the  purpose of curing any ambiguity,  or curing,  correcting or  supplementing  any  defective  provisions contained  therein  or  herein,  or  effecting  the  issue of  further  bonds as described  above or in any other manner which the Province may deem necessary or desirable and which, in the reasonable opinion of the Province, on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the Province to the Fiscal
Agency  Agreement   (except  as  provided  in  the  two  immediately   preceding
paragraphs) and the Bonds (including the terms and conditions contained herein).

     An  Extraordinary  Resolution  duly  passed  at any such  meeting  shall be binding on all registered holders of Bonds,  whether present or not; however, no such  modification  or amendment to the Fiscal Agency  Agreement or to the terms and conditions of the Bonds may, without the consent of the registered holder of each such Bond affected  thereby:  (a) change the Maturity Date of any such Bond or change any Interest Payment Date; (b) reduce the principal amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal  amount of Bonds  necessary  for the taking of any  action,  including modification  or  amendment  of the  Fiscal  Agency  Agreement  or the terms and conditions  of the  Bonds,  or reduce  the  quorum  required  at any  meeting of registered holders of Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of Bonds  represented at the meeting in person or by proxy and voted on the  resolution or as an instrument in writing signed by the registered holders of not less than 66 2/3% in principal  amount of the outstanding  Bonds.
The quorum at any such meeting for passing an Extraordinary Resolution is one or more registered  holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time outstanding, or at any  adjourned  meeting  called by the  Province or the  Registrar,  one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

     All notices to the registered holders of Bonds will be published in English in the Financial Times in London, England, The Wall Street Journal
in New York, U.S.A., and The Globe and Mail in Toronto, Canada. If at any
time publication in any such newspaper is not practicable, notices will be valid if published in an English  language  newspaper with general  circulation in the respective  market regions as the Province,  with the approval of the Registrar, shall determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which publication is made.

     For so long as the Bonds are listed on the London Stock Exchange and if the rules of such stock  exchange  on which the Bonds are listed or the rules of the
Financial Services Authority (UK) so require, the Province agrees to appoint and maintain a paying agent in London.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  May 24, 2007                                 PROVINCE OF ONTARIO

                                                     By:
                                                        --------------------------
                                                        Authorized Signing Officer

                                                     SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK
  as Registrar

By:
    ------------------------------
         Authorized Signatory

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized  representative  of the Depository (and any payment is made to Cede &
Co. or to such other entity as is requested by an authorized  representative  of the Depository), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE
BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof,  Cede &
Co., has an interest herein.

REGISTERED
NO. PN-A0002                                                   CUSIP: 683234 ZH4
SERIES: PN                                                     ISIN: US683234ZH45

                               PROVINCE OF ONTARIO
                           4.95% BOND DUE JUNE 1, 2012

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered assigns,  the principal sum of FIVE HUNDRED MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the "Principal
Amount")  in lawful  money of the United  States of America on June 1, 2012 (the
"Maturity  Date") (or on such  earlier date as the  Principal  Amount may become payable  hereunder),  upon  presentation  and  surrender of this Bond and to pay interest thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 4.95% per annum from May 24, 2007 until the  principal  hereof is paid.  Interest  for the  period  from,  and  including,  May 24,  2007 to,  but excluding,  December 1, 2007 will be payable on  December 1, 2007 (the  "Initial
Interest  Payment Date").  Thereafter,  interest on this Bond will be payable in two equal semi-annual installments in arrears on the 1st day of June and the 1st day of December in each year (each such date, and the Initial  Interest  Payment
Date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly authorized issue of debt securities of the Province designated as its 4.95%
Bonds due June 1, 2012 (the  "Bonds").  This Global Bond is limited in aggregate principal amount to  US$500,000,000.  This Global Bond and all the rights of the registered  holder  hereof are expressly  subject to a fiscal  agency  agreement dated as of May 24, 2007 (the "Fiscal  Agency  Agreement")  between the Province and The Bank of New  York,  as  fiscal  agent,  transfer  agent,  registrar  and principal  paying agent (the  "Registrar",  which term includes any successor as fiscal agent,  transfer  agent,  registrar and principal  paying agent) to which
Fiscal  Agency  Agreement  reference  is  hereby  made  for a  statement  of the respective  rights,  duties and  immunities of the  Province,  the Registrar and holders  of the Bonds and the terms  upon  which the Bonds  are,  and are to be, authenticated  and delivered.  This Global Bond and the Fiscal Agency  Agreement
together  constitute  a  contract,  all the  terms and  conditions  of which the registered  holder by acceptance  hereof assents to and is deemed to have notice
of. Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal  Agency  Agreement.  Further  references  herein to  principal  or interest  shall be deemed to also refer to any  Additional  Amounts which may be payable hereunder.

     This  Global  Bond is  issued  under  the  authority  of two  Orders of the
Lieutenant  Governor  in Council of  Ontario,  made  pursuant  to the  Financial
Administration  Act  (Ontario),  as  amended.  This  Global  Bond  shall for all purposes be governed  by, and  construed  in  accordance  with,  the laws of the
Province of Ontario and the laws of Canada applicable in Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly  provided for,  from May 24, 2007,  until the principal  hereof has been paid or duly made  available for payment.  Any overdue  principal or interest on this Global Bond shall bear  interest at the rate of 4.95% per annum  (before as well as after judgment)  until paid, or if earlier,  when the full amount of the moneys  payable has been received by the Registrar and notice to that effect has been given in accordance  with the provisions set forth herein.  The interest so payable,  and punctually paid or duly provided for, on any Interest Payment Date will be paid to the  person  in  whose  name  this  Global  Bond (or one or more predecessor  Global Bonds) is registered at the close of business on May 15th or
November 15th (whether or not a Business Day, as defined below), as the case may be, next preceding such Interest  Payment Date (each such day a "Regular  Record
Date").  Any such interest not so  punctually  paid or duly provided for will be paid to the person in whose name this  Global  Bond (or one or more  predecessor
Global Bonds) is  registered  at the close of business on a special  record date for the payment of such defaulted interest to be fixed by the Registrar,  notice whereof  shall be given to the  registered  holder hereof not less than ten (10)
days  prior to such  special  record  date,  or be paid at any time in any other lawful  manner.  Interest  payments on this Global  Bond will  include  interest accrued to but excluding the Interest Payment Dates. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     For the purposes only of  disclosure  required by the  Interest  Act
(Canada) and without  affecting the interest payable to the registered holder of this Global Bond, the yearly rate of interest which is equivalent to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in The City of
New York,  the City of London,  and the City of Toronto  are not  authorized  or obligated by law or executive order to close.

     If Bonds in  definitive  registered  form are issued in  exchange  for this
Global  Bond,  payment  of the  principal  of  such  Bonds  will  be  made  upon presentation  and  surrender  of  such  Bonds  at the  office  of the  Registrar maintained  for that purpose in the Borough of Manhattan,  The City and State of
New York,  or at the office of any Paying  Agent  appointed  by the Province for such purpose  pursuant to the Fiscal Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise delivering a cheque, to the registered addresses of registered holders of Bonds, or,  at  the  option  of  the  Province,  otherwise  transferring  funds  to the registered  holders of the Bonds.  If the Maturity Date, the Redemption  Date or
any  Interest  Payment  Date is a Business  Day but is a day on which any Paying
Agent is closed at the applicable place of payment,  the registered  holder will not be entitled to payment at such  location  until the next  succeeding  day on which  banking  institutions  in such place of  payment  are not  authorized  or obligated by law or executive  order to be closed and no further  interest shall accrue in respect of the delay in such payment.

     Payment of the  principal of and interest on the Bonds will be made in such coin or  currency  of the  United  States as, at the time of  payment,  is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges)  in the  payment to the  holders of Bonds of the  amounts  which  would otherwise  have been  payable  in  respect  of the Bonds in the  absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

     (a)  a  beneficial  owner  of  which  is  subject  to such  taxes,  duties, assessments or charges in respect of such Bond by reason of such owner being connected with Canada  otherwise than merely by the ownership as a non-resident  of Canada of such Bond, but only to the extent of such owner's interest(s) therein; or

     (b)  presented  for  payment  more than 15 days  after the  Relevant  Date, except to the extent that the holder  thereof would have been entitled to such Additional  Amounts on the last day of such period of 15 days.
          For this purpose,  the  "Relevant  Date" in relation to any Bond means whichever is the later of:

     (i)  the date on which the payment in respect of such Bond  becomes due and payable; or

     (ii) if the full  amount of the  moneys  payable on such date in respect of such Bond has not been  received by the  Registrar on or prior to such date,  the date on which  notice is duly given to the holders of Bonds that such moneys have been so received.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on June 1, 2012.

     The Bonds may be redeemed at the option of the  Province in whole,  but not in part, at any time, on giving not less than 30 days' and no more than 60 days'
notice to  registered  holders  of Bonds in  accordance  with  Section 19 of the
Fiscal  Agency  Agreement  (which notice shall be  irrevocable),  at 100% of the principal  amount  thereof,  together  with  interest  accrued  thereon  to  the
Redemption  Date,  if  (a)  the  Province  has or  will  become  obliged  to pay
Additional  Amounts  as  provided  herein,  as a result  of any  change  in,  or amendment  to, the laws or  regulations  of Canada or any  province or political subdivision  thereof, or any authority thereof or agency therein having power to tax, or any change in the application or official interpretation of such laws or regulations,  which  change or amendment  becomes  effective on or after May 16,
2007,  and  (b)  such  obligation  cannot  be  avoided  by the  Province  taking reasonable  measures available to it, provided that no such notice of redemption shall be given  earlier  than 90 days  prior to the  earliest  date on which the
Province  would be  obliged  to pay such  Additional  Amounts  were a payment in respect  of the  Bonds  then  due.  Prior to the  publication  of any  notice of redemption  pursuant  to this  paragraph,  the  Province  shall  deliver  to the
Registrar a  certificate  signed by an officer of the Province  stating that the
Province is entitled to effect such  redemption and setting forth a statement of facts showing that the  conditions  precedent to the right of the Province so to redeem have occurred.

     The Registrar has been appointed registrar for the Bonds, and the Registrar will maintain at its office in the Borough of  Manhattan,  The City and State of
New York, a register (herein,  the "Register") for the registration of Bonds and
the   registration  of  transfers  and  exchanges  of  Bonds.   Subject  to  the
limitations,  terms and  conditions  set forth  herein and in the Fiscal  Agency
Agreement, this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and  thereupon  the Registrar shall issue and register in the name of the transferee,  in exchange herefor,  a new  Global  Bond (or  other  global  security  in the case of a  transfer  to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Bonds in definitive  registered form without coupons of authorized denominations  of US$5,000  and  integral  multiples  of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal  amount and having identical terms and  conditions as this Global Bond,  except to the extent that such terms and conditions  specifically relate to this Global Bond as a global security. On or after such exchange,  the Registrar,  to the extent reasonably practicable in the  circumstances,  shall make all payments to be made in respect of such Bonds in definitive  registered form to the registered  holders thereof  regardless of whether such exchange  occurred after the record date for such payment.  If this
Global Bond is  surrendered  for transfer,  it shall be accompanied by a written instrument of transfer in form satisfactory to the Registrar and executed by the registered  holder in person or by the  holder's  attorney  duly  authorized  in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient  to cover  any  stamp or other  tax or other  governmental  charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Bonds,  if as a result  thereof,  the  Province  may incur  adverse tax or other similar consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal
Agency Agreement shall alter or impair the obligation of the Province,  which is absolute and unconditional,  to pay the principal of and interest on this Global
Bond  at the  time,  place  and  rate,  and  in the  coin  or  currency,  herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The  Province's  obligation  to pay an amount of interest on the Bonds will cease if a claim for the  payment of such  interest is not made within two years after the date on which such interest  becomes due and payable.  The  Province's obligation to pay the principal  amount of the Bonds will cease if the Bonds are not  presented  for  payment  within  two  years  after  the date on which  such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without  notice to or the consent of the  registered  holder of any Bond,  enter into one or more  agreements  supplemental  to the Fiscal  Agency  Agreement  to create and issue further bonds ranking pari passu with the Bonds in all respects
(or in all  respects  except for the payment of interest  accruing  prior to the issue date of such  further  bonds or except for the first  payment of  interest following  the issue date of such further  bonds) and so that such further bonds shall be consolidated and form a single series with the Bonds and shall have the same terms as to status, redemption or otherwise as the Bonds.

     The Fiscal Agency Agreement and the Bonds may be amended by the Province on the one hand,  and the  Registrar,  on the other hand,  without notice to or the consent  of the  registered  holder of any Bond,  for the  purpose of curing any ambiguity,  or curing,  correcting or  supplementing  any  defective  provisions contained  therein  or  herein,  or  effecting  the  issue of  further  bonds as described  above or in any other manner which the Province may deem necessary or desirable and which, in the reasonable opinion of the Province, on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the Province to the Fiscal
Agency  Agreement   (except  as  provided  in  the  two  immediately   preceding
paragraphs) and the Bonds (including the terms and conditions contained herein).

     An  Extraordinary  Resolution  duly  passed  at any such  meeting  shall be binding on all registered holders of Bonds,  whether present or not; however, no such  modification  or amendment to the Fiscal Agency  Agreement or to the terms and conditions of the Bonds may, without the consent of the registered holder of each such Bond affected  thereby:  (a) change the Maturity Date of any such Bond or change any Interest Payment Date; (b) reduce the principal amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal  amount of Bonds  necessary  for the taking of any  action,  including modification  or  amendment  of the  Fiscal  Agency  Agreement  or the terms and conditions  of the  Bonds,  or reduce  the  quorum  required  at any  meeting of registered holders of Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of Bonds  represented at the meeting in person or by proxy and voted on the  resolution or as an instrument in writing signed by the registered holders of not less than 66 2/3% in principal  amount of the outstanding  Bonds.
The quorum at any such meeting for passing an Extraordinary Resolution is one or more registered  holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time outstanding, or at any  adjourned  meeting  called by the  Province or the  Registrar,  one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

     All notices to the registered holders of Bonds will be published in English in the Financial Times in London, England, The Wall Street Journal
in New York, U.S.A., and The Globe and Mail in Toronto, Canada. If at any
time publication in any such newspaper is not practicable, notices will be valid if published in an English  language  newspaper with general  circulation in the respective  market regions as the Province,  with the approval of the Registrar, shall determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which publication is made.

     For so long as the Bonds are listed on the London Stock Exchange and if the rules of such stock  exchange  on which the Bonds are listed or the rules of the
Financial Services Authority (UK) so require, the Province agrees to appoint and maintain a paying agent in London.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  May 24, 2007                                 PROVINCE OF ONTARIO

                                                     By:
                                                        --------------------------
                                                        Authorized Signing Officer

                                                     SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK
  as Registrar

By:
   ---------------------------------
         Authorized Signatory

                                                                       CONFORMED

                            Dated as of May 16, 2007

                               PROVINCE OF ONTARIO

                               U.S.$1,000,000,000

                          4.95% Bonds due June 1, 2012

                           --------------------------

                             UNDERWRITING AGREEMENT

                           --------------------------

                               Province of Ontario

                             Underwriting Agreement

                                                                    May 16, 2007

Credit Suisse Securities (Europe) Limited
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets Corporation
As representatives of the several Underwriters
c/o     RBC Capital Markets Corporation
        One Liberty Plaza, 2nd Floor
        New York, NY 10006
        U.S.A.

Dear Sirs:

     The  Province  of  Ontario  (the  "Province")  proposes  to sell the principal  amount  of its  securities  identified  in  Schedule  I  hereto  (the
"Securities")  to the  underwriters  named in  Schedule  II  hereto  (the
"Underwriters"),   for  whom  you  are  acting  as  representatives  (the
"Representatives").  The Securities  will be issued in the form of one or
more   fully   registered    permanent   global   securities   (the   "Global
Securities") registered in the name of Cede & Co., as the nominee of The
Depository Trust Company ("DTC"), subject to the provisions of the fiscal agency  agreement  identified  on  Schedule  I  hereto  (the  "Fiscal  Agency
Agreement").  As of May 16, 2007, (the "Time of Sale"),  the Province
had  prepared  the  following  information  (collectively,  the "Time of Sale
Information"):  a Preliminary  Final Prospectus (as defined below) dated May
16, 2007, and the Issuer Free Writing  Prospectus (as defined below) in the form of Schedule I hereto.  As used herein,  "Issuer Free Writing  Prospectus"
shall have the meaning assigned to the term "issuer free writing  prospectus" in
Section 433 under the U.S.  Securities  Act of 1933,  as amended  (the  "U.S.
Securities Act"). This Agreement is to confirm the arrangements with respect to the purchase of the Securities by the Underwriters.

     1.  Representations  and  Warranties.  The Province  represents  and warrants to, and agrees with, the Underwriters that:

     (i) The Time of Sale  Information,  at the Time of Sale and at the  Closing
Date, did not and will not,  contain any untrue  statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the  circumstances  under which they were made, not  misleading;
provided  that the  Province  makes no  representation  or warranty  with respect to any  statements or omissions  made in reliance upon and in conformity with  information  furnished  to the  Province  in writing  by such  Underwriter through the Representatives  expressly for use in such Time of Sale Information.
The Issuer Free Writing  Prospectus in the form of Schedule I hereto complies in all material respects with the U.S. Securities Act.

     (ii)  The  Province  has  filed  with  the  U.S.  Securities  and  Exchange
Commission the "SEC") a registration statement or registration statements under Schedule B of the U.S. Securities Act, which has or have become effective, for the  registration  of any Securities  which may be sold in the United States under the U.S. Securities Act. Each such registration  statement,  as amended at the  date  of  this  Agreement,  complies  in all  material  respects  with  the
requirements  of  the  U.S.   Securities  Act  and  the  rules  and  regulations
thereunder.  The Province has filed a Preliminary  Final  Prospectus (as defined below) with the SEC pursuant to Rule 424 under the U.S.  Securities  Act,  which has been  furnished  to the  Underwriters,  and  proposes  to file  with the SEC pursuant to Rule 424 under the U.S.  Securities  Act a supplement to the form of prospectus  included in the most recent  registration  statement,  or  amendment thereto,  filed  with  the  SEC  relating  to the  Securities  and  the  plan of distribution  thereof and has advised you of all further information  (financial and  other)  with  respect  to  the  Province  to  be  set  forth  therein.  The registration  statement  or  registration  statements,  including  the  exhibits thereto and the documents  incorporated by reference therein,  as amended at the
date  of  this  Agreement,   is  or  are  herein  called  the   "Registration
Statement";  the  prospectus  in  the  form  in  which  it  appears  in  the
Registration  Statement,  including  the  documents  incorporated  by  reference therein, is herein called the "Basic Prospectus";  such supplemented form of  prospectus,  in the form in which  it  shall  be  first  filed  with the SEC pursuant to Rule 424 after the date hereof (including the Basic Prospectus as so supplemented),  including the documents  incorporated by reference  therein,  is herein called the "Final  Prospectus";  and any  preliminary  form of the
Final Prospectus which has heretofore been filed pursuant to Rule 424 (including the Basic Prospectus as so supplemented),  including the documents  incorporated
by   reference   therein,   is   herein   called   the   "Preliminary   Final
Prospectus".

     (iii) The documents filed by the Province with the SEC pursuant to the U.S.
Securities  Exchange Act of 1934,  as amended (the "U.S.  Exchange  Act")
that are  incorporated by reference in the Preliminary  Final  Prospectus or the
Final  Prospectus,  at the time they were  filed with the SEC,  complied  in all material  respects with the requirements of the U.S.  Exchange Act and the rules and regulations thereunder.

     (iv) The Province will use all  reasonable  efforts to publish,  as soon as possible  after the  Closing  Date,  a  prospectus  approved  by the UK  Listing
Authority (as defined below) (the "UKLA  Prospectus")  in compliance with
Directive 2003/71/EC (the "European Prospectus  Directive") and all laws, regulations and rules implementing the European Prospectus Directive, as amended from time to time and shall submit (or procure the  submission on its behalf of)
such reports or  information  as may from time to time be required and otherwise comply with the European  Prospectus  Directive  and all laws,  regulations  and rules implementing the European Prospectus Directive.

     (v) As of the  date  hereof,  when the  Final  Prospectus  is  first  filed pursuant to Rule 424 under the U.S.  Securities Act, when,  prior to the Closing
Date (as  hereinafter  defined),  any  amendment to the  Registration  Statement becomes effective, when any supplement to the Final Prospectus is filed with the
SEC and at the Closing Date, (a) the  Registration  Statement,  as amended as of any such time and the Final  Prospectus,  as amended or  supplemented  as of any such time, complied and will comply in all material respects with the applicable requirements of the U.S. Securities Act and the rules and regulations thereunder and (b) the Registration  Statement,  as amended as of any such time, did not or will not contain any untrue  statement  of a material  fact or omit to state any material  fact  required to be stated  therein or necessary in order to make the statements  therein  not  misleading,  and the Final  Prospectus,  as amended or supplemented  as of any such time,  will not contain any untrue  statement  of a material fact or omit to state any material  fact required to be stated  therein or  necessary  in order  to make the  statements  therein,  in the  light of the circumstances  under which they were made, not  misleading,  and the summary set out in the Final Prospectus is not misleading,  inaccurate or inconsistent  when read with other parts of the Final Prospectus;  provided,  however,  that the  Province  makes no  representations  or  warranties  as to the  information contained in or omitted from the Registration  Statement or the Final Prospectus or  any  amendment  thereof  or  supplement  thereto  in  reliance  upon  and in conformity with information furnished in writing to the Province by or on behalf
of  any  Underwriter  through  the  Representatives   specifically  for  use  in
connection  with the  preparation  of the  Registration  Statement  or the Final
Prospectus.

     2.  Purchase  and Sale.  Subject to the terms and  conditions and in reliance upon the  representations and warranties herein set forth, the Province agrees to sell to each  Underwriter,  and each  Underwriter,  severally  and not jointly,  agrees to purchase from the Province,  at the purchase price set forth in Schedule I hereto,  the principal amount of the Securities set forth opposite such Underwriter's name in Schedule II hereto.

     3. Delivery and Payment.  Delivery of and payment for the Securities shall be made at the offices of Shearman  &  Sterling  LLP,  Commerce  Court
West, Suite 4405, Toronto, Ontario, Canada (or such other place as may be agreed to by the  Representatives  and the Province) at 9:00 a.m., Toronto time, on May
24, 2007 (or at such time on such later date not later than five  business  days after such  specified date as the  Representatives  and the Province shall agree
upon),   which  date  and  time  may  be  postponed  by  agreement  between  the
Representatives  and the Province or as provided in Section 10 hereof (such date and time of delivery  and payment for the  Securities  being  herein  called the
"Closing  Date").  Delivery of the Global Securities shall be made to the
Representatives  or to their  order for the  respective  accounts of the several
Underwriters   against   payment  by  the  several   Underwriters   through  the
Representatives  of the purchase  price  thereof to the Province in  immediately available (same day) funds by transfer to a U.S. dollar account specified by the
Province.  The Global  Securities  shall be substantially in the form annexed to the Fiscal  Agency  Agreement and  registered in the name of Cede &  Co., as nominee of DTC.

     The Global  Securities  shall be made available for inspection and checking by the  Representatives  in Toronto,  Ontario not later than 3:00 P.M.  (Toronto time) on the  business  day prior to the  Closing  Date.  For  purposes  of this
Agreement,  "business day" shall mean a day on which banking institutions in the City of Toronto are not authorized or obligated by law or executive order to be closed.

     4.  Listing.  The Province  agrees with the  Underwriters to file or cause to be filed an  application  to the  Financial  Services  Authority in its capacity as competent  authority  under the  Financial  Services and Markets Act
2000, as amended (the "UK Listing  Authority"),  for the Securities to be
admitted to the  Official  List of the UK Listing  Authority  (the  "Official
List")  and for the  Securities  to be admitted to trading on the Gilt Edged and Fixed  Interest  Market of the  London  Stock  Exchange  plc (the  "Stock
Exchange") as soon as possible after the Closing Date.  References herein to
"list",  "listed" or "listing" when used in relation to the Stock Exchange shall mean admitted to the Official List and admitted to trading on the Gilt Edged and
Fixed Interest Market of the Stock Exchange, which is a regulated market for the purposes of the Investment  Services Directive  (93/22/EEC).  The Province shall use all  reasonable  efforts to cause the  Securities  to be listed on the Stock
Exchange as soon as possible after the Closing Date. The Province further agrees to furnish to the UK Listing  Authority  and the Stock  Exchange all  documents, instruments,  information and undertakings and to publish all  advertisements or other  material  that may be  necessary  in order to effect  the  listing of the
Securities  and to cause the listing of the  Securities on the Stock Exchange to be continued for so long as any of the Securities remain outstanding;  provided, however,  that if in the  opinion  of the  Province,  the  continuation  of such listing shall become unduly onerous, then the Province may delist the Securities from the Stock Exchange;  provided, further, that if the Securities are to be so delisted  from the Stock  Exchange,  the  Province  will use its best efforts to obtain the admission to listing,  trading and/or  quotation of the Securities by
another  listing   authority,   securities   exchange  and/or  quotation  system
reasonably  acceptable  to the  Representatives  and the  Province  prior to the delisting of the  Securities  from the Stock  Exchange.  The  provisions of this
Section 4 shall apply to any other listing authority, securities exchange and/or quotation  system on which the  Securities  may be admitted to listing,  trading and/or quotation mutatis mutandis.

     5. Agreements. (a) The Province and the Underwriters agree that:

     (i)  Prior  to the  termination  of the  offering  of the  Securities,  the
          Province  will not file any amendment to the  Registration  Statement,
          any  supplement  to  the  Time  of  Sale   Information  or  the  Final
          Prospectus,  or  any  document  that  would  as a  result  thereof  be incorporated by reference in the Time of Sale Information or the Final
          Prospectus,  unless the Province has furnished to the  Underwriters  a copy  for  their  review  prior to  filing  and will not file any such proposed  amendment,  supplement or document to which the Underwriters reasonably object,  except that the Underwriters may not object to the filing,  as exhibits to an amendment on Form 18-K/A to the  Province's
          Annual  Report on Form 18-K,  of reports  prepared by the Province and the Ontario Electricity  Financial Corporation in the ordinary course.
          Subject  to the  foregoing  sentence,  the  Province  will  cause  any
          Preliminary  Final Prospectus and the Final Prospectus to be filed (or mailed for filing)  with the SEC pursuant to Rule 424 and the Province will file any Issuer Free Writing Prospectus to the extent required by
          Rule 433 under the U.S.  Securities  Act. The Province  will  promptly advise the Representatives (i) when the Time of Sale Information,  the
          Final  Prospectus  or any document  that would as a result  thereof be incorporated by reference in the Time of Sale Information or the Final
          Prospectus  shall have been filed (or mailed for filing) with the SEC,
          (ii) when any amendment to the Registration  Statement relating to the
          Securities  shall have become  effective,  (iii) of any request by the
          SEC for any amendment of the Registration Statement or amendment of or supplement to the Time of Sale  Information or the Final Prospectus or
          for any  additional  information  relating  thereto or to any document incorporated by reference in the Preliminary  Final  Prospectus or the
          Final  Prospectus,  (iv) of the  issuance by the SEC of any stop order suspending  the  effectiveness  of the  Registration  Statement or the institution  or threatening of any proceeding for that purpose and (v)
          of the receipt by the Province of any notification with respect to the suspension  of the  qualification  of the  Securities  for sale in any jurisdiction  or the  initiation or  threatening of any proceeding for such  purpose.  The Province  will use its best efforts to prevent the issuance of any such stop order and,  if issued,  to obtain as soon as possible the withdrawal thereof.

     (ii) Before using or filing any Issuer Free Writing Prospectus,  other than the Issuer Free Writing  Prospectus  in the form of Schedule I hereto, the Province will furnish to the  Representatives  and counsel for the
          Underwriters a copy of the proposed Issuer Free Writing Prospectus for review  and  will  not  use or  file  any  such  Issuer  Free  Writing
          Prospectus   to   which   the   Representatives    reasonably   object
          provided  that the  Representatives  may not object to a filing that is required.

     (iii) If, at any time  when a  prospectus  relating  to the  Securities  is required to be  delivered  under the U.S.  Securities  Act,  any event occurs as a result of which the Time of Sale  Information or the Final
          Prospectus  as then amended or  supplemented  would include any untrue statement  of a  material  fact or omit to  state  any  material  fact necessary  to  make  the  statements  therein  in  the  light  of  the circumstances  under  which  they were made not  misleading,  or if it shall be necessary to amend or supplement the Time of Sale Information or the Final Prospectus to comply with the U.S.  Securities Act or the rules and regulations  thereunder,  the Province promptly will prepare and file with the SEC,  subject  to the first  sentence  in  paragraph
          (a)(i)  of this  Section  5, an  amendment  or  supplement  at its own expense which will correct such  statement or omission or an amendment which will effect such compliance.

     (iv) Subject  to the  UKLA  Prospectus  being  approved  and  published  in accordance with Section 1(iv),  the Province shall update or amend the
          UKLA  Prospectus by the  publication  in accordance  with the European
          Prospectus  Directive of a supplement  thereto or an update thereof in the event  that (A) a  significant  new  factor,  material  mistake or inaccuracy relating to the information included in the UKLA Prospectus which is capable of affecting the assessment of the Securities  arises or is noted,  or (B) if there is any  Significant  (as defined  below)
          change  affecting  any matter  contained in the UKLA  Prospectus  or a
          Significant new matter arises, the inclusion of information in respect of which  would have been so  required  if it had arisen when the UKLA
          Prospectus  was  prepared,  or if such  supplement  or update would be required  by the UK  Listing  Authority  prior to the  listing of such
          Securities.  Without prejudice to the generality of the foregoing, the
          Province  undertakes  that in the period from and  including  the date when the UKLA  Prospectus  is approved by the UK Listing  Authority to and  including  the date when the  Securities  are issued it will only prepare and publish a supplement to, or update of, the UKLA Prospectus if it is  required,  or has  reasonable  grounds to believe that it is required,  to do so in  order  to  comply  with  Section  87G  of  the
          Financial  Services  and  Markets Act 2000.  For the  purposes of this clause,  "Significant" means significant for the purposes of making an informed  assessment  of (A) the  assets  and  liabilities,  financial position, profits and losses and prospects of the Province and (B) the rights attaching to the Securities.

     (v)  The Province will make generally available to its security holders and to the  Representatives  as soon as practicable after the close of its first fiscal year beginning  after the date hereof,  statements of its revenues and  expenditures for such fiscal year which will satisfy the provisions  of  Section  11(a)  of the  U.S.  Securities  Act  and the
          applicable rules and regulations thereunder.

     (vi) The Province will furnish to the Representatives, upon request, copies
          of  the  Registration   Statement   (including  exhibits  thereto  and
          documents  incorporated  by  reference  therein)  and  each  amendment thereto  which shall become  effective on or prior to the Closing Date and, so long as delivery of a prospectus by an Underwriter or a dealer may be  required  by the  U.S.  Securities  Act  or  publication  of a prospectus may be required by the European  Prospectus  Directive,  as many  copies of any  Preliminary  Final  Prospectus,  any Issuer  Free
          Writing  Prospectus,  the Final Prospectus and the UKLA Prospectus and
          any amendments thereof and supplements  thereto as the Representatives may reasonably request.

     (vii) The Province will arrange for the qualification of the Securities for offer  and  sale  and  the  determination  of  their  eligibility  for investment  under  the  securities  laws  of  such  states  and  other
          jurisdictions  of  the  United  States  as  the   Representatives  may
          designate and will maintain such  qualifications  in effect so long as
          required  for  the   distribution  of  the  Securities;   provided,
          however,  that the  Province  shall not be obligated to consent to general  service  of  process  under  the  laws of any  state or other jurisdiction.

     (viii) If the Province has agreed with the relevant  Representative(s) that the UK Listing Authority will be requested to provide a certificate of approval to the competent authority of one or more EEA Member State(s)
          under Article 17 and Article 18 of the European Prospectus  Directive,
          the arrangements relating to such request (including,  but not limited to, the cost of preparing any summary required  pursuant to Article 19 of the  European  Prospectus  Directive)  will be agreed  between  the
          Province and the relevant Representative(s) at the relevant time.

     In any such case, the Province  undertakes  that it will use all reasonable endeavors to procure the delivery of a certificate  of approval by the competent authority  in the United  Kingdom to the  competent  authority  in each such EEA
Member State as agreed between the Province and the relevant Representative(s).

     Any  translation  of the  summary  pursuant  to Article 19 of the  European
Prospectus Directive shall be accurate and complete in all material respects and shall not be misleading,  inaccurate or inconsistent when read together with the
UKLA Prospectus.

     For the purposes of the above,  "EEA Member  State" means the member states of the European Union, together with Iceland, Norway and Liechtenstein.

     (ix) The  Province  will pay (i) all  expenses in  connection  with (a) the
          preparation,   issue,   execution  and  delivery  of  the   Securities
          (including  fees of the  registrar,  fiscal agent,  transfer agent and paying  agents  and the  fees and  expenses  of the  Province's  legal advisors),  (b) the fee incurred in filing the Registration  Statement
          (including all amendments thereto), any Issuer Free Writing Prospectus and  any  Time  of Sale  Information  with  the  SEC,  (c) all  costs, expenses,  fees or  commissions,  payable on or in connection with the approval of the UKLA  Prospectus  by the UK Listing  Authority and the
          granting of listing for the  Securities on the Stock  Exchange and (d)
          any fee payable to rating  services in  connection  with the rating of the Securities, (ii) the cost of copying the documents incorporated by reference in the Time of Sale  Information and the Final Prospectus in
          such quantities as the  Representatives may reasonably request and the
          cost  of   delivering   the  same  to  locations   designated  by  the
          Representatives  and  satisfactory  to the Province in its  reasonable judgment  and (iii) all stamp duties or other like taxes and duties or value added taxes  payable  under the laws of the United  Kingdom upon and in connection  with the execution,  issue and  subscription of the
          Securities  or the  execution  and delivery of this  Agreement and the
          Fiscal Agency Agreement.  Except as provided in Section 9 hereof,  the
          Province  shall not be required to pay or bear any fees or expenses of the Underwriters.

     (x)  The  Underwriters  will pay all costs incurred in connection  with the printing  of the  Final  Prospectus,  the  UKLA  Prospectus  and  each
          Preliminary  Final  Prospectus  (including all  amendments  thereof or supplements thereto),  any Issuer Free Writing Prospectus and the cost of delivering  the same to locations  designated by the  Underwriters, the Province and each of their counsel.

     (b) Each Underwriter agrees that:

     (i)  It will cause the  Representatives to deliver to the Province a letter prior to the Closing Date containing the total sales of the Securities made in the initial distribution in the United States together with an estimate of the number of  Securities  reasonably  expected to be sold within the United States in secondary  market  transactions  within 40 days of the Closing Date;  provided,  however,  that the  Underwriters shall bear no responsibility for any discrepancy between such estimate and the actual  number of  Securities  sold  within the United  States pursuant to such secondary market transactions in such time period.

     (ii) It has  not  and  will  not  use,  authorize  use  of,  refer  to,  or participate in the planning for use of, any "free writing  prospectus"
          (as  defined in Rule 405 under the U.S.  Securities  Act)  (which term includes  use of any written  information  furnished to the SEC by the
          Province  and not  incorporated  by  reference  into the  Registration
          Statement and any press release issued by the Province) other than (A)
          the Issuer Free Writing Prospectus in the form of Schedule I hereto or prepared  pursuant  to Section  5(a)(ii)  above,  or (B) any  "free writing  prospectus"  prepared by such Underwriter and provided to and  consented  to by the  Province  in advance in writing  (each such
          "free  writing  prospectus"   referred  to  in  this  clause  (B),  an
          "Underwriter  Free  Writing  Prospectus");  provided  that  the
          Underwriters may use a Bloomberg term sheet in accordance with Section
          5(b)(iv) below.

     (iii)It has not and will  not  distribute  any  Underwriter  Free  Writing
          Prospectus  referred to in Section  5(b)(ii)(B) in a manner reasonably designed to lead to its broad  unrestricted  dissemination  unless the
          Province has consented in advance in writing to such dissemination.

     (iv) It has not and will not,  without  the prior  written  consent  of the
          Province,  use any "free writing prospectus",  that contains the final terms  of the  Securities  unless  such  terms  have  previously  been included in an Issuer  Free  Writing  Prospectus  filed or to be filed with  the  SEC;  provided  that  the  Underwriters  may  use  a
          Bloomberg  term sheet that contains some or all of the  information in
          Schedule I hereto  without  the consent of the  Province;  provided further  that any  Underwriter  using such term sheet shall notify the Province,  and provide a copy of such  Bloomberg term sheet to the
          Province, prior to, or substantially  concurrently with, the first use of such term sheet.

     (v)  It is not subject to any pending  proceeding  under  Section 8A of the
          U.S.  Securities  Act with respect to the offering  (and will promptly notify the  Province if any such  proceeding  against it is  initiated during the period that delivery of a prospectus by an Underwriter or a dealer may be required by the U.S. Securities Act).

     6. Selling Restrictions.

     (a) European Economic Area.

     In relation to each Member  State of the European  Economic  Area which has implemented  the European  Prospectus  Directive  (each, a  "Relevant  Member
State"),  each of the  Underwriters,  on behalf  of  itself  and each of its affiliates that participates in the initial distribution of the Securities,  has represented and agreed that with effect from and including the date on which the
European Prospectus  Directive is implemented in that Relevant Member State (the
"Relevant  Implementation  Date")  it has not  made  and will not make an offer of  Securities  to the public in that  Relevant  Member State prior to the publication  of a  prospectus  in  relation  to the  Securities  which  has been approved by the  competent  authority  in that  Relevant  Member State or, where appropriate,  approved  in another  Relevant  Member  State and  notified to the competent  authority in that Relevant  Member State,  all in accordance with the
European  Prospectus  Directive,  except  that  it may,  with  effect  from  and including the Relevant  Implementation  Date, make an offer of Securities to the public in that Relevant Member State at any time:

     (i)  to legal  entities which are authorised or regulated to operate in the financial  markets  or,  if  not so  authorised  or  regulated,  whose corporate purpose is solely to invest in securities;

     (ii) to any  legal  entity  which has two or more of (1) an  average  of at least  250  employees  during  the last  financial  year;  (2) a total balance  sheet of more than  (euro)43,000,000  and (3) an  annual  net turnover of more than (euro)50,000,000, as shown in its last annual or consolidated accounts; or

     (iii)in any other  circumstances  which do not require the  publication by the  Province of a  prospectus  pursuant to Article 3 of the  European
          Prospectus Directive.

     For the purposes of this provision,  the expression an "offer of Securities to the public" in relation to any Securities in any Relevant  Member State means the communication in any form and by any means of sufficient  information on the terms of the offer and the  Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities,  as the same may be varied in that Member State by any measure  implementing the European Prospectus Directive in that Member State and the expression "European  Prospectus  Directive"
means  Directive  2003/71/EC and includes any relevant  implementing  measure in each Relevant Member State.

     (b) United  Kingdom.  Each of the Underwriters,  on behalf of itself and each of its affiliates that participates in the initial  distribution of the
Securities, represents and agrees that:

     (i)  it has only  communicated or caused to be  communicated  and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the
          Financial Services and Markets Act 2000  ("FSMA"))  received by it in  connection  with  the  issue  or  sale  of  the  Securities  in circumstances in which Section 21(1) of the FSMA does not apply to the
          Province; and

     (ii) it has complied and will comply with all applicable  provisions of the
          FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

     (c)  Japan.  The Securities have not been and will not be registered
under  the  Securities  and  Exchange  Law  of  Japan  and,   accordingly,   the
Underwriters,  on behalf of themselves and each of their  respective  affiliates that participates in the initial distribution of the Securities,  each undertake that they have not  offered  or sold and will not offer or sell any  Securities, directly or  indirectly,  in Japan or to, or for the  benefit  of, any  Japanese
Person or to others for re-offering or resale, directly or indirectly,  in Japan or to or for the benefit of any Japanese  Person except pursuant to an exemption from the registration  requirements of the Securities and Exchange Law of Japan, and under  circumstances  which will result in  compliance  with all  applicable
laws,   regulations  and  guidelines   promulgated  by  the  relevant   Japanese
governmental and regulatory  authorities and in effect at the relevant time. For the purposes of this paragraph,  "Japanese  Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan. As part of the offering of the Securities,  the  Underwriters may offer the  Securities in Japan to a list of 49 offerees in accordance  with this
Section 6(c).

     (d) Hong  Kong.  Each of the  Underwriters,  on behalf of itself and each of its affiliates  that  participates  in the initial  distribution  of the
Securities,  represents  and agrees that (1) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document,  any Securities  other than (i) to  "professional  investors"  within the meaning of the Securities and
Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rule made under the SFO,  or (ii) in other  circumstances  which do not  result in the  document being a "prospectus"  within the meaning of the Companies Ordinance (Cap. 32) of
Hong Kong or which do not  constitute  an offer to the public within the meaning of that  Ordinance;  and (2) it has not issued or had in its  possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue,  whether in Hong Kong or elsewhere,  any advertisement,  invitation or document  relating to the  Securities,  which is directed at, or the contents of which are likely to be accessed  or read by, the public in Hong Kong  (except if permitted  to do so under the  securities  laws of Hong  Kong)  other  than with respect to  Securities  which are  intended  to be  disposed  of only to persons outside Hong Kong or only "professional investors" within the meaning of the SFO and any rules made thereunder.

     (e) Sale and Distribution. In addition to the provisions of Sections
6(a), (b), (c) and (d) above, each of the Underwriters,  on behalf of itself and each of its respective  affiliates that participates in the initial distribution of the  Securities,  represents to and agrees with the Province that it and each of its respective affiliates (i) has not offered, sold or delivered and will not offer,  sell or  deliver,  directly  or  indirectly,  any of the  Securities  or distribute the Basic Prospectus,  any Preliminary  Final  Prospectus,  the Final
Prospectus, the Time of Sale Information,  any "free writing prospectus", or any other offering material relating to the Securities,  in or from any jurisdiction except under  circumstances  that will, to the best of its knowledge and belief, after  reasonable  investigation,  result in compliance with the applicable laws and  regulations  thereof  and which  will not  impose  any  obligations  on the
Province except as contained in this  Agreement,  and (ii)  notwithstanding  the foregoing  clause (i), will not distribute any Preliminary  Final  Prospectus or the other Time of Sale Information outside the United States.

     (f) Authorizations.  Without prejudice to the provisions of Sections
6(a), (b), (c), (d), and (e) and except for the  qualification of the Securities for offer and sale and the  determination  of their  eligibility  for investment
under   the   applicable   securities   laws  of  such   jurisdictions   as  the
Representatives may designate pursuant to Section 5(a)(vii),  the Province shall not have any  responsibility  for, and the Underwriters  agree with the Province that the Underwriters and their respective  affiliates will obtain, any consent, approval or authorization required by them for the subscription,  offer, sale or delivery  by them of any of the  Securities  under the laws and  regulations  in force in any  jurisdiction  to which  they are  subject or in or from which they make such subscription, offer, sale or delivery of any of the Securities.

     7.   Conditions  to  the  Obligations  of  the   Underwriters.   The
obligations of the  Underwriters to purchase the Securities  shall be subject to the accuracy of the  representations  and warranties on the part of the Province contained herein as of the date hereof,  as of the date of the  effectiveness of any  amendment  to the  Registration  Statement  filed prior to the Closing Date
(including the filing of any document  incorporated by reference therein) and as of the Closing Date,  to the accuracy of the  statements of the Province made in any certificates  pursuant to the provisions  hereof,  to the performance by the
Province  of  its  obligations   hereunder  and  to  the  following   additional
conditions:

     (a)  No  stop  order  suspending  the  effectiveness  of  the  Registration
Statement,  as  amended  from  time to  time,  shall  have  been  issued  and no proceedings for that purpose shall have been  instituted or threatened;  and the
Final  Prospectus  shall have been filed with the SEC  pursuant  to Rule 424 not later than 5:00 P.M.,  New York City time, on the second  business day following the date hereof or  transmitted  by a means  reasonably  calculated to result in filing with the SEC by such date;  and each Issuer Free Writing  Prospectus,  to the extent  required by Rule 433 under the U.S.  Securities Act, shall have been filed with the SEC under the U.S. Securities Act.

     (b) The Province shall have furnished to the Representatives,  on behalf of the  Underwriters,  on or prior to the Closing Date, a written opinion dated the
Closing Date of the Deputy Attorney General,  Assistant Deputy Attorney General,
Acting Assistant Deputy Attorney General of the Province or any solicitor who is an employee of the Crown and seconded to the Legal Services Branch,  Ministry of
Finance,  addressed  to the  Minister  of Finance of the  Province to the effect that,  based on the  assumptions  and  subject to the  qualifications  set forth therein:

     (i)  this Agreement has been duly authorized, executed and delivered by the
          Province in accordance  with the laws of the Province and the Order or
          Orders of the Lieutenant Governor in Council applicable  thereto,  and constitutes  a legal,  valid and  binding  agreement  of the  Province enforceable in accordance with its terms;

     (ii) the Fiscal  Agency  Agreement has been duly  authorized,  executed and delivered by the Province in accordance  with the laws of the Province and  the  Order  or  Orders  of the  Lieutenant  Governor  in  Council
          applicable  thereto,  and,  assuming due execution and delivery by the
          Fiscal Agent,  constitutes a legal, valid and binding agreement of the
          Province enforceable in accordance with its terms;

     (iii) the Securities  have been duly  authorized and the Global  Securities have been duly executed by the Province in accordance with the laws of the  Province  and the Order or Orders of the  Lieutenant  Governor in
          Council applicable thereto, and, when authenticated in accordance with the  provisions  of the Fiscal  Agency  Agreement and delivered to and paid  for  by  the  Underwriters  pursuant  to  this  Agreement,  will constitute  legal,  valid and  binding  obligations  of the  Province, enforceable in accordance with their terms;

     (iv) the  statements  in the  Preliminary  Final  Prospectus  and the Final
          Prospectus  under the headings  "Description  of Debt  Securities  and
          Warrants --  Canadian  Income Tax  Considerations"  and  "Taxation  --
          Canadian  Taxation" are accurate in all material  respects  subject to the qualifications therein stated;

     (v)  the payment of principal of and interest on the  Securities  will be a charge on and  payable  out of the  Consolidated  Revenue  Fund of the
          Province  of Ontario (as  defined in the  Financial  Administration
          Act (Ontario));

     (vi) no  authorization,   consent,   waiver  or  approval  of,  or  filing,
          registration,   qualification  or  recording  with,  any  governmental
          authority  of the  Province  of  Ontario or of Canada is  required  in connection  with  the  execution,  delivery  and  performance  by  the
          Province of this Agreement or the Fiscal Agency  Agreement or the sale of the Securities by the Province in the manner  contemplated  in this
          Agreement and the Final Prospectus,  except for the Order or Orders of the Lieutenant Governor in Council and an approval under section 28 of the Financial  Administration  Act  (Ontario),  which have been obtained;

     (vii) no stamp or other  similar duty or levy is payable  under the laws of the  Province  of  Ontario  or the laws of  Canada  applicable  in the
          Province in connection with the execution, delivery and performance by the Province of this Agreement and the Fiscal Agency Agreement,  or in connection  with the issue and sale of the  Securities by the Province in the  manner  contemplated  in  this  Agreement,  the  Time  of Sale
          Information and the Final Prospectus; and

     (viii) Her  Majesty the Queen in right of Ontario may be sued in the courts of the Province of Ontario with regard to any claims arising out of or relating to the obligations of the Province under the  Securities.  No law in the  Province  of Ontario  requires  the  consent of any public official  or  authority  for  suit to be  brought  or  judgment  to be obtained against Her Majesty the Queen in right of Ontario arising out
          of  or  relating  to  the   obligations  of  the  Province  under  the
          Securities,   though  in  certain   circumstances   prior  notice  and
          particulars of a claim must be given to Her Majesty the Queen in right of  Ontario.  An amount  payable by Her  Majesty the Queen in right of
          Ontario  under an order of a court of the  Province of Ontario that is final and not  subject  to appeal is payable  out of the  Consolidated
          Revenue Fund of the Province of Ontario pursuant to the Proceedings
          Against the Crown Act (Ontario).

     (c) The Representatives, on behalf of the Underwriters, shall have received on the Closing Date from Shearman &  Sterling LLP,  United States counsel to the Province, favorable opinions dated the Closing Date to the effect that:

     (i)  the statements in the Preliminary Final Prospectus, read together with the Time of Sale  Information,  and the  Final  Prospectus  under  the
          caption   "Description  of  Bonds",   "Clearing  and  Settlement"  and
          "Underwriting",  in each case,  insofar as such statements  constitute summaries of documents  referred to therein,  fairly  summarize in all material respects the documents referred to therein;

     (ii) the statements in the Preliminary Final Prospectus, read together with the Time of Sale  Information,  and the  Final  Prospectus  under  the caption  "Description of Debt Securities and Warrants--  United States
          Income Tax  Considerations",  as  supplemented  by "Taxation -- United
          States Taxation",  in each case, insofar as such statements constitute summaries of legal matters  referred to therein,  fairly  summarize in all material respects the legal matters referred to therein;

     (iii) each  of  the  Registration   Statement  and  the  Final  Prospectus,
          excluding the documents  incorporated  by reference  therein,  and any supplements or amendments thereto (other than the financial statements and other financial or statistical  data contained  therein or omitted therefrom,  as to which such  counsel  need not express  any  opinion)
          appears on its face to be  appropriately  responsive  in all  material respects  to the  requirements  of the  U.S.  Securities  Act  and the applicable rules and regulations of the SEC thereunder; and

     (iv) each of the  documents  incorporated  by reference in the  Preliminary
          Final Prospectus, read together with the Time of Sale Information, and the Final  Prospectus  (other than the financial  statements and other financial or statistical data contained therein or omitted  therefrom, as to which  such  counsel  need  express no  opinion),  except to the extent that any  statement  therein is modified or  superseded  in the
          Preliminary Final Prospectus or the Final  Prospectus,  at the time it was  filed  with the  SEC,  appears  on its  face to be  appropriately responsive in all material  respects to the  requirements  of the U.S.
          Exchange  Act and the  applicable  rules  and  regulations  of the SEC thereunder.

     Such counsel shall also state that although they have not verified, are not
passing  upon  and  do  not  assume  any   responsibility   for,  the  accuracy,
completeness  or  fairness  of the  statements  contained  in  the  Registration
Statement,  the Time of Sale Information or the Final Prospectus  (including the documents  incorporated  by  reference  therein),  such  counsel  has,  however, generally  reviewed and discussed such  statements with  representatives  of the
Ontario Financing  Authority and Ministry of Finance of the Province and, in the
course of such  review  and  discussion,  no facts  have come to such  counsel's attention  which  gives them  reason to believe  that (A) that the  Registration
Statement (including the documents incorporated by reference therein, other than the financial  statements  and other  financial or  statistical  data  contained therein or omitted therefrom, as to which such counsel has not been requested to comment),  at the time it became  effective,  contained an untrue statement of a material fact or omitted to state a material fact required to be stated  therein or necessary in order to make the  statements  therein not  misleading,  (B) the
Final  Prospectus  as amended or  supplemented,  if  applicable  (including  the documents incorporated by reference therein, other than the financial statements and other financial or statistical data contained therein or omitted  therefrom, as to which such counsel has not been  requested to comment),  as of the date of such Final Prospectus as amended or supplemented,  if applicable, or the Closing
Date, contained or contains an untrue statement of a material fact or omitted or omits to  state a  material  fact  necessary  in  order  to make the  statements therein,  in the light of the  circumstances  under  which they were  made,  not misleading or (C) the Time of Sale Information,  at the Time of Sale (which such counsel may assume to be the date of the Underwriting Agreement) (other than the financial  statements and other financial or statistical data contained  therein or  omitted  therefrom,  as to which  such  counsel  has not been  requested  to comment),  contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements  therein, in the light of the circumstances under which they were made, not misleading.

     In  giving  such  opinions,  such  counsel  may rely,  without  independent investigation,  as to matters  relating to the federal law of Canada or the laws of the  Province of  Ontario,  on the  opinion of the Deputy  Attorney  General,
Assistant Deputy Attorney  General,  Acting Assistant Deputy Attorney General of
the  Province or any  solicitor  who is an employee of the Crown and seconded to the Legal Services  Branch,  Ministry of Finance,  rendered  pursuant to Section
7(b) hereof.

     (d) The Representatives, on behalf of the Underwriters, shall have received on the Closing Date from Davis Polk &  Wardwell,  United States  counsel for
the   Underwriters,   and  Stikeman  Elliott  LLP,   Canadian  counsel  for  the
Underwriters,  favorable  opinions  dated  the  Closing  Date as to the form and validity of the Securities and as to the  proceedings  and other related matters incident to the issuance and sale of the Securities on the Closing Date, and the
Representatives,  on behalf of the  Underwriters,  shall  have  received  on the
Closing  Date from Davis  Polk &  Wardwell  a  favorable  opinion  dated the
Closing  Date  with  respect  to the  Registration  Statement,  the Time of Sale
Information  and  the  Final   Prospectus  and  other  related  matters  as  the
Representatives  may reasonably  require.  In giving their  opinion,  Davis Polk
&  Wardwell may rely upon the opinion of Stikeman  Elliott LLP as to matters of Canadian and Ontario law.

     (e) The Province shall have furnished to the Representatives,  on behalf of the Underwriters,  on the Closing Date a certificate of the Province,  signed by the duly  authorized  officer of the  Province  (who may rely as to  proceedings pending or contemplated upon the best of his knowledge), dated the Closing Date, to the effect that:

     (i)  the  representations  and warranties of the Province in this Agreement are true and correct in all material respects on and as of the Closing
          Date  with  the same  effect  as if made on the  Closing  Date and the
          Province has complied  with all the  agreements  and satisfied all the conditions on its part to be performed or satisfied at or prior to the
          Closing Date;

     (ii) no  stop  order  suspending  the  effectiveness  of  the  Registration
          Statement,  as amended,  has been issued and no  proceedings  for that
          purpose  have  been  instituted  or,  to  the  Province's   knowledge,
          threatened; and

     (iii) there has been no material adverse change in the financial,  economic or political  conditions  of the  Province  from those set forth in or
          contemplated  by  the  Registration   Statement,   the  Time  of  Sale
          Information and the Final Prospectus other than changes arising in the ordinary and normal course.

     (f)  Subsequent to the  execution of this  Agreement and on or prior to the
Closing  Date,  there shall not have been any  decrease in the ratings of any of the  Province's  long-term  debt  securities  by  Moody's  Investors  Service or
Standard & Poor's, a division of The McGraw-Hill Companies, Inc.

     (g) Prior to the Closing  Date,  the Province  shall have  furnished to the
Representatives  such further  information,  certificates  and  documents as the
Representatives may reasonably request.

     If any of the  conditions  specified  in this Section 7 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the  opinions  and  certificates  mentioned  above or  elsewhere  in this
Agreement shall not be in all material respects reasonably  satisfactory in form and substance to the Representatives,  this Agreement and all obligations of the
Underwriters hereunder may be cancelled at, or at any time prior to, the Closing
Date by the  Representatives.  Notice of such cancellation shall be given to the
Province in writing or by telephone or  facsimile  transmission,  in either case confirmed in writing.

     8.   Stabilization   and   Over-allotment.   Any  over-allotment  or
stabilization   transaction  by  the   Underwriters   in  connection   with  the
distribution of the Securities shall be effected by them on their own behalf and not as agents of the Province,  and any gain or loss arising  therefrom shall be for their own account.  The  Underwriters  acknowledge that the Province has not been authorized to issue  Securities in excess of the principal amount set forth in Schedule I hereto.  The  Underwriters  also acknowledge that the Province has
not  authorized  the  carrying  out  by  the   Underwriters   of   stabilization
transactions  other than in conformity  with applicable  rules,  including those made pursuant to applicable  United Kingdom  legislation  and Regulation M under the U.S. Exchange Act (if applicable).

     9. Indemnification and Contribution.

     (a) The Province agrees to indemnify and hold harmless each Underwriter and each of its affiliates  that  participates  in the initial  distribution  of the
Securities  and each person who controls any  Underwriter  or any such affiliate within the meaning of either the U.S.  Securities  Act or the U.S.  Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the laws of any jurisdiction, including but not limited to the U.S.  Securities Act, the U.S.  Exchange Act or
other United States Federal or state statutory law or regulation,  at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in  respect  thereof)  arise out of or are based upon any  untrue  statement  or alleged  untrue  statement  of a material  fact  contained  in the  Registration
Statement for the  registration of the Securities as originally  filed or in any amendment thereof,  including all documents incorporated by reference, or in the
Basic  Prospectus,  any Preliminary  Final  Prospectus,  any Issuer Free Writing
Prospectus,  any Time of Sale  Information  or the Final  Prospectus,  or in any
amendment thereof or supplement  thereto,  or arise out of or are based upon the omission or alleged  omission to state  therein a material  fact  required to be stated therein or necessary to make the statements  therein not misleading,  and agrees to reimburse,  as incurred, each such indemnified party, for any legal or other expenses  reasonably  incurred by them in connection with investigating or defending  any such loss,  claim,  damage,  liability  or  action;  provided, however,  that (i) the  Province  will not be liable in any such case to the extent that any such loss, claim,  damage or liability arises out of or is based upon any such  untrue  statement  or alleged  untrue  statement  or  omission or alleged  omission made therein in reliance  upon and in conformity  with written information furnished to the Province by or on behalf of any Underwriter through the  Representatives  specifically  for use in connection  with the  preparation thereof  and (ii) such  indemnity  with  respect  to the Basic  Prospectus,  any
Preliminary Final Prospectus,  any Issuer Free Writing Prospectus or any Time of
Sale Information  shall not enure to the benefit of any Underwriter or affiliate thereof (or any person  controlling  any Underwriter or affiliate) from whom the person  asserting  any such  loss,  claim,  damage or  liability  purchased  the
Securities which are the subject thereof if such person did not receive the Time of Sale  Information  at or prior to the sale of such  Securities to such person and the untrue  statement or omission of a material fact  contained in the Basic
Prospectus,  any  Preliminary  Final  Prospectus  or  any  Issuer  Free  Writing
Prospectus  was  corrected  in the  Time of  Sale  Information.  This  indemnity agreement will be in addition to any liability  which the Province may otherwise have.

     (b) Each  Underwriter,  severally and not jointly,  agrees to indemnify and hold harmless the Province:

     (i)  to the same extent as the  foregoing  indemnity  from the  Province to such Underwriter, but only to the extent that such untrue statement or alleged untrue  statement or omission or alleged  omission was made in reliance upon and in conformity with written information  furnished to the  Province  by  or  on  behalf  of  such  Underwriter  through  the
          Representatives  specifically  for  use  in  the  preparation  of  the documents referred to in the foregoing indemnity;

     (ii) against any and all losses, claims,  damages or liabilities,  joint or several,  to which the Province may become  subject  under the laws of any  jurisdiction,  including  but not limited to the U.S.  Securities
          Act, the U.S.  Exchange Act or other  United  States  Federal or state statutory law or  regulation,  at common law or otherwise,  insofar as such losses,  claims,  damages or  liabilities  (or actions in respect thereof)  arise  out of or are  based  upon any  untrue  statement  or alleged untrue  statement of a material fact contained in any document prepared by such  Underwriter and distributed by it in connection with
          the  offering  of  the   Securities,   including   any  "free  writing
          prospectus",  or which arise out of or are based upon the  omission or alleged  omission to state therein a material  fact  necessary to make the statements therein not misleading, and which statement or omission is not contained in the Time of Sale Information, the Final Prospectus
          or the agreed press releases; and

     (iii) against any and all losses, claims, damages or liabilities,  joint or several, to which the Province may become subject arising out of or in connection  with a breach by such  Underwriter (or its affiliates that participate  in the initial  distribution  of the  Securities)  of any representation,  or  failure to  perform  or  observe  any  agreement, contained in Section 6 of this Agreement.

     Each  Underwriter,  severally  and not  jointly,  agrees to  reimburse,  as incurred,  any legal or other  expenses  reasonably  incurred by the Province in connection  with  investigating  or  defending  any such  loss,  claim,  damage, liability  or action  referred to in clauses  (i),  (ii) and (iii)  above.  This indemnity  agreement will be in addition to any liability  which any Underwriter may otherwise  have. The Province  acknowledges,  for the purposes of clause (i)
above,  that the statements set forth under the heading  "Underwriting"  (except for the statements in the paragraphs relating to the European Economic Area, the
FSMA and the securities laws of Japan and Hong Kong and the sentence relating to stamp taxes and other charges and expenses of the  offering) in any  Preliminary
Final  Prospectus  or the  Final  Prospectus  constitute  the  only  information furnished in writing by or on behalf of the Underwriters for inclusion in any of the  documents  referred to in the  foregoing  indemnity,  and the  Underwriters confirm that such statements are correct;  provided that such acknowledgement by the Province  does not extend to any "free  writing  prospectus"  other than the
Issuer Free Writing Prospectus in the form of Schedule I hereto.

     (c) Each of the Province and the  Underwriters  agree that the Underwriters shall have and hold the covenants of the Province contained in this Section 9 in respect  of  the  Underwriters'  controlling  persons  (as  defined  above)  and affiliates in trust for the benefit of their controlling persons and affiliates.
The  Underwriters  agree to accept the trusts in this paragraph (c) declared and provided for and agree to enforce those covenants on behalf of such persons.

     (d) Promptly after receipt by an indemnified  party under this Section 9 of notice of the  commencement  of any action,  such  indemnified  party will, if a claim in respect thereof is to be made against the indemnifying party under this
Section 9, notify the indemnifying party in writing of the commencement thereof;
but the  omission so to notify the  indemnifying  party will not relieve it from any liability  which it may have to any  indemnified  party otherwise than under this Section 9.

     In case any such action is brought  against any indemnified  party,  and it notifies the indemnifying  party of the commencement  thereof,  the indemnifying party will be entitled to appoint counsel satisfactory to such indemnified party to represent the indemnified party in such action;  provided,  however,  that if the  defendants in any such action  include both the  indemnified  party and the indemnifying  party and the indemnified  party shall have  reasonably  concluded that  there  may be legal  defenses  available  to it and/or  other  indemnified parties  which  are  different  from or  additional  to those  available  to the indemnifying  party,  the  indemnified  party or parties shall have the right to select  separate  counsel to defend  such  action on behalf of such  indemnified party or parties.  An  indemnifying  party will not,  without the prior  written consent of the  indemnified  parties  (which  consent shall not be  unreasonably withheld  or  delayed),  settle or  compromise  or  consent  to the entry of any judgment  with  respect to any  pending or  threatened  claim,  action,  suit or proceeding in respect of which  indemnification  or  contribution  may be sought hereunder  (whether  or not the  indemnified  parties  are  actual or  potential parties to such claim or action) unless such  settlement,  compromise or consent includes an unconditional  release of each indemnified  party from all liability arising out of such claim,  action, suit or proceeding.  In order to be entitled to an indemnity with respect to a claim  hereunder,  an  indemnified  party will not,  without  the prior  written  consent of the  indemnifying  parties  (which consent shall not be unreasonably withheld or delayed),  settle or compromise or consent to the entry of any judgment  with respect to such pending or threatened claim,  action,  suit or  proceeding  in  respect  of which  indemnification  or contribution  may be sought hereunder  (whether or not the indemnifying  parties are actual or potential parties to such claim or action).

     Upon  receipt of notice  from the  indemnifying  party to such  indemnified party of its  election so to appoint  counsel to defend such action and approval by the indemnified  party of such counsel,  the  indemnifying  party will not be liable to such  indemnified  party  under this  Section 9 for any legal or other expenses  subsequently incurred by such indemnified party in connection with the defense thereof unless:

     (i)  the  indemnified   party  shall  have  employed  separate  counsel  in
          accordance  with  the  proviso  to the  first  sentence  of  the  next
          preceding   paragraph  (it  being   understood,   however,   that  the
          indemnifying  party shall not be liable for the  expenses of more than one separate counsel,  approved by the  Representatives in the case of paragraph (a) of this Section 9, representing the indemnified  parties under such paragraph (a) who are parties to such action),

     (ii) the  indemnifying  party shall not have  employed  counsel  reasonably satisfactory  to the  indemnified  party to represent the  indemnified party within a reasonable  time after  notice of  commencement  of the action, or

     (iii) the  indemnifying  party has authorized the employment of counsel for the indemnified  party at the expense of the  indemnifying  party; and
          except  that,  if clause (i) or (iii) is  applicable,  such  liability shall be only in respect of the counsel referred to in such clause (i)
          or (iii).

     (e)  In  order  to  provide  for  just  and   equitable   contribution   in
circumstances in which the indemnification provided for in paragraph (a) of this
Section 9 is due in  accordance  with its terms but is for any reason  held by a court to be unavailable from the Province on grounds of policy or otherwise, the
Province and the Underwriters shall contribute to the aggregate losses,  claims, damages and liabilities  (including legal or other expenses  reasonably incurred in connection  with  investigating  or defending same) to which the Province and the  Underwriters may be subject in such proportion so that the Underwriters are responsible for that portion represented by the percentage that the underwriting discount  specified in Schedule I hereto  bears to the sum of such  discount and the  purchase  price of the  Securities  specified  in Schedule I hereto and the
Province is responsible for the balance; provided,  however, that (a) in no case
shall  any   Underwriter  be  responsible  for  any  amount  in  excess  of  the underwriting discount applicable to the Securities purchased by such Underwriter hereunder and (b) no person guilty of fraudulent  misrepresentation  (within the meaning of  Section  11(f) of the U.S.  Securities  Act)  shall be  entitled  to
contribution   from  any  person   who  was  not   guilty  of  such   fraudulent
misrepresentation.  For  purposes of this Section 9, each person who controls an
Underwriter  within the meaning of the U.S.  Securities  Act shall have the same rights to  contribution  as the  Underwriters,  and each person who controls the
Province within the meaning of the U.S.  Securities Act and each official of the
Province who shall have signed the  Registration  Statement  shall have the same rights to contribution as the Province. Any party entitled to contribution will, promptly  after  receipt  of  notice  of  commencement  of any  action,  suit or proceeding  against such party in respect of which a claim for  contribution may be made against  another party or parties under this paragraph (e),  notify such party or parties from whom  contribution  may be sought,  but the omission to so notify such party or parties  shall not  relieve the party or parties  from whom contribution  may be  sought  from  any  other  obligation  it or they  may have hereunder or otherwise than under this paragraph (e).

     10. Default by an Underwriter. If any one or more Underwriters shall fail to purchase  and pay for any of the  Securities  agreed to be  purchased by such  Underwriter or  Underwriters  hereunder and such failure to purchase shall constitute a default in the performance of its or their  obligations  under this
Agreement,  the remaining  Underwriters shall be obligated  severally to take up and pay for (in the  respective  proportions  which the amount of Securities set forth opposite  their names in Schedule II hereto bears to the aggregate  amount of Securities  set forth  opposite the names of all the remaining  Underwriters)
the Securities  which the  defaulting  Underwriter  or  Underwriters  agreed but failed to  purchase;  provided,  however,  that in the event that the  aggregate amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase  shall exceed 10% of the aggregate  amount of Securities  set forth in Schedule II hereto, the remaining  Underwriters shall have the right to purchase  all,  but shall not be under any  obligation  to purchase  any, of the
Securities,  and if such  nondefaulting  Underwriters  do not  purchase  all the
Securities, this Agreement will terminate without liability to any nondefaulting
Underwriter or the Province. In the event of a default by any Underwriter as set forth in this Section 10, the Closing  Date shall be postponed  for such period, not exceeding seven days, as the  Representatives  shall determine in order that the required changes in the  Registration  Statement and the Final Prospectus or
in any other documents or  arrangements  may be effected.  Nothing  contained in this  Agreement  shall relieve any defaulting  Underwriter of its liability,  if any, to the Province and any nondefaulting Underwriter for damages occasioned by its default hereunder.

     11.  Termination.  This Agreement shall be subject to termination in the absolute discretion of the Representatives or the Province,  by notice given to the  Province or the  Representatives,  as the case may be, prior to delivery and payment for the Securities, if prior to that time, there shall have occurred such a change in  national or  international  financial,  political  or economic conditions  or  currency  exchange  rates or  exchange  controls  which,  in the reasonable judgment of the Representatives or the Province,  as the case may be, is material and adverse and such changes, singly or together with any other such change,  makes it, in the  reasonable  judgment  of the  Representatives  or the
Province,  as the case may be,  impracticable  to market the  Securities  on the terms and in the  manner  contemplated  in the Time of Sale  Information  or the
Final  Prospectus.  Notwithstanding  any such  termination,  the  provisions  of
Sections 9, 12, and 15 hereof shall remain in effect.

     12.  Representations  and  Indemnities  to  Survive.  The respective agreements, representations, warranties, indemnities and other statements of the
Province and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Underwriters or the Province or any of the officers,  directors or  controlling  persons  referred  to in  Section  9 hereof,  and will  survive delivery of and payment for the Securities.

     13.  Notices.  All  communications  hereunder will be in writing and effective only on receipt,  and, if sent to the Representatives on behalf of the
Underwriters, will be mailed, delivered, telecopied or telegraphed and confirmed to them  care  of RBC  Capital  Markets  Corporation,  One  Liberty  Plaza,  165
Broadway,  New York, NY 10006-1404,  Attention:  General Counsel (Telecopier No.
(212)  428-3018)  or,  if  sent to the  Province,  will  be  mailed,  delivered, telecopied or  telegraphed  and confirmed at Ontario  Financing  Authority,  One
Dundas Street West, Suite 1400, Toronto, Ontario, M5G 1Z3, attention:  Director,
Capital  Markets  Operations,   Capital  Markets  Division,   Ontario  Financing
Authority (Telecopier No. (416) 325-8111).

     14. Successors and Assigns. This Agreement will enure to the benefit of and be binding upon the parties  hereto and their  respective  successors and permitted  assigns and the  officials  and  controlling  persons  referred to in
Section  9  hereof,  and no  other  person  will  have any  right or  obligation hereunder.  Neither this  Agreement  nor any interest or  obligation in or under this  Agreement  may be assigned by the  Underwriters  without the prior written consent of the Province or by the Province  without the prior written consent of the Representatives on behalf of the Underwriters.

     15. Governing  Law. This Agreement will be governed by and construed in  accordance  with the laws of the  Province of Ontario and the laws of Canada applicable in Ontario.

     16.  Counterparts.  This  Agreement  may be  executed in one or more counterparts  (including  counterparts  by facsimile) and when a counterpart has been executed by each party hereto all such  counterparts  taken  together shall constitute one and the same agreement.

     17.   Advertisements.   All  advertisements  of  the  issue  of  the
Securities or  publication of such formal notice as may be required by the rules of the Stock  Exchange in connection  with the listing of the  securities on the
Stock  Exchange  shall be  published  in a form or forms and manner to which the
Province consents in writing prior to the date of publication.  The Province may withhold its consent in its  discretion  regarding  the use of any symbol in any such advertisement and the publication in which such advertisement is to appear.

     18.  Time  of the  Essence.  Time  shall be of the  essence  in this
Agreement.

     19.  Representation of Underwriters.  In all dealings hereunder, the
Representatives  shall,  and have all  necessary  authority to, act on behalf of each of the  Underwriters,  and the  Province  shall be entitled to act and rely upon any statement,  request,  notice or agreement given by the Representatives, jointly or individually, on behalf of any of the Underwriters.

     If the foregoing is in accordance with your understanding of our agreement, please  sign and return to us the  enclosed  duplicate  hereof,  whereupon  this letter  and your  acceptance  shall  represent  a  binding  agreement  among the
Province and the Underwriters.

                                               Very truly yours,
                                               Province of Ontario

                                               By:       /s/ Irene Stich
                                                   -----------------------------------------
                                                   Name:     Irene Stich
                                                   Title:    Director
                                                             Capital Markets Operations
                                                             Capital Markets Division
                                                             Ontario Financing Authority

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

Credit Suisse Securities (Europe) Limited

By: /s/ E. Detalle
    ----------------------------------------------
                Authorized Signatory
Name:   E. Detalle
Title:  M.D.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:  /s/ Nancy Kennan
    ----------------------------------------------
                Authorized Signatory
Name:    Nancy Kennan
Title:   Authorized Signatory

RBC Capital Markets Corporation

By:  /s/ Jigme Shingsar
    ----------------------------------------------
                Authorized Signatory
Name:    Jigme Shingsar
Title:   Managing Director

Each of Credit Suisse Securities (Europe) Limited and RBC Capital Markets
Corporation hereby signs for itself and Merrill Lynch, Pierce, Fenner & Smith
Incorporated hereby signs for itself and on behalf of the several Underwriters.

                                   SCHEDULE I

                               Province of Ontario
                 U.S.$1,000,000,000 4.95% Bonds due June 1, 2012
                                Final Term Sheet
                                  May 16, 2007

Underwriting Agreement dated as of May 16, 2007

         Issuer:                                     Province of Ontario

         Underwriters:

                                                                Principal Amount
                                                                of Securities to
         Underwriter                                                be Purchased
         -----------                                                ------------
         Credit Suisse Securities (Europe) Ltd.                 U.S.$260,000,000
         Merrill Lynch, Pierce, Fenner & Smith                       260,000,000
                              Incorporated
         RBC Capital Markets Corporation                             260,000,000
         CIBC World Markets Corp.                                     35,000,000
         National Bank Financial Inc.                                 35,000,000
         Scotia Capital (USA) Inc.                                    35,000,000
         TD Securities (USA) LLC                                      35,000,000
         ABN AMRO Bank N.V.                                           10,000,000
         Bank of Montreal, London Branch                              10,000,000
         Barclays Capital Inc.                                        10,000,000
         BNP Paribas                                                  10,000,000
         Citigroup Global Markets Inc.                                10,000,000
         Deutsche Bank Securities Inc.                                10,000,000
         HSBC Securities (USA) Inc.                                   10,000,000
         J.P. Morgan Securities Ltd.                                  10,000,000

                 Total                                        U.S.$1,000,000,000
                                                              ==================

         Fiscal Agency Agreement:                       Fiscal Agency Agreement dated as of May 24, 2007 between the
                                                        Province of Ontario and The Bank of New York, as Fiscal Agent

         Expected Ratings:                              Moody's Aa1; S&P AA; DBRS AA

Title, Purchase Price and Description of Securities

         Title:                                         4.95% Bonds due June 1, 2012

         Aggregate principal amount:                    U.S.$1,000,000,000

         Denomination:                                  U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000

         Price to public:                               99.920% plus accrued interest from May 24, 2007
                                                        if settlement occurs after that date

        Purchase price (include accrued interest or     99.820% plus accrued interest from May 24, 2007
        amortization, if any):                          if settlement occurs after that date

         Proceeds:                                      U.S.$998,069,200 after deducting the underwriting discount and our estimated expenses

         Underwriting discount:                         0.10%

         Maturity:                                      June 1, 2012

         Settlement:                                    May 24, 2007

         Interest rate:                                 4.950%

         Yield to Maturity:                             4.968%

         Spread to Treasury:                            +34.5bps

         Benchmark Treasury:                            UST 4.5% due 4/2012

         Business Convention:                           Modified Following

         Day Count Convention:                          30/360

         Interest payment dates:                        Interest for the initial interest period from and including
                                                        May 24, 2007 to, but excluding, December 1, 2007 will be
                                                        payable on December 1, 2007. Thereafter, interest will be
                                                        payable in two equal semi-annual installments in arrears on
                                                        December 1 and June 1.

         Redemption provisions:                         The Securities will not be redeemable prior to maturity unless specified events occur involving Canadian taxation

         Withholding Taxes:                             Principal of and interest on the Securities will be payable without withholding or deduction for Canadian withholding
                                                        taxes to the extent described in the Preliminary Final
                                                        Prospectus and Final Prospectus

         Business Days:                                 London, New York, Toronto

         Sinking fund provisions:                       None

         Other provisions:                              None

         European Economic Area Legend:                 If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in,
                                                        any European Economic Area Member State that has implemented the
                                                        Prospectus Directive (2003/71/EC), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus
                                                        Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

                                                        This document does not constitute or form part of any offer or invitation to sell these bonds and is not  soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the  purposes of Article 15 of Directive 2003/71/EC, not a prospectus but an advertisement, and investors in the European Economic Area should not subscribe for or purchase  these bonds once admitted to trading on the regulated  market of the London Stock Exchange plc except on the basis of information in the Listing Prospectus (as defined below).
                                                        The Province intends to file a single prospectus (the "Listing
                                                        Prospectus") pursuant to Section 5.3 of the Prospectus Directive with the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000, as amended, for the purpose of having these bonds admitted to trading on the regulated market of the London Stock Exchange plc as soon as possible after closing of this issue. In compliance with Directive
                                                        2003/71/EC, the Listing Prospectus will be published in due course, subject to its approval by the United Kingdom Listing Authority, and investors will be able to obtain a copy of the Listing Prospectus from the office of the Province at the Ontario Financing  Authority,
                                                        One Dundas Street West, Suite 1400, Toronto, Ontario,Canada M5G 1Z3
                                                        and the London paying agent, The Bank of New York, One Canada Square,
                                                        London E14 5AL, England. Investors in the European Economic Area
                                                        should not subscribe for any bonds referred to in this advertisement except on the basis of information in the Listing Prospectus.

     The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you  should  read  the  prospectus  in that  registration  statement  and  other documents the Issuer has filed with the SEC for more complete  information about the Issuer and this offering.  You may get these  documents for free by visiting
EDGAR  on the SEC Web  site  at  www.sec.gov.  Alternatively,  the  Issuer,  any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch & Co. toll-free at
1-800-248-3580, Credit Suisse toll-free at 1-800-221-1037 or RBC Capital Markets toll-free at 1-866-375-6829.

                                   SCHEDULE II

                                                                Principal Amount
                                                                of Securities to
         Underwriter                                                be Purchased
         -----------                                                ------------
          Credit Suisse Securities (Europe) Ltd.                U.S.$260,000,000
          Merrill Lynch, Pierce, Fenner & Smith                      260,000,000
                              Incorporated
          RBC Capital Markets Corporation                            260,000,000
          CIBC World Markets Corp.                                    35,000,000
          National Bank Financial Inc.                                35,000,000
          Scotia Capital (USA) Inc.                                   35,000,000
          TD Securities (USA) LLC                                     35,000,000
          ABN AMRO Bank N.V.                                          10,000,000
          Bank of Montreal, London Branch                             10,000,000
          Barclays Capital Inc.                                       10,000,000
          BNP Paribas                                                 10,000,000
          Citigroup Global Markets Inc.                               10,000,000
          Deutsche Bank Securities Inc.                               10,000,000
          HSBC Securities (USA) Inc.                                  10,000,000
          J.P. Morgan Securities Ltd.                                 10,000,000

              Total                                           U.S.$1,000,000,000
                                                              ==================

                                                        Opinion of Legal Counsel

Ministry of the                Ministère du
Attorney General               Procureur général

Legal Services Branch          Direction des services juridiques
Ministry of Finance            Ministère des Finances
Ministry of Revenue            Ministère du Revenu

[ONTARIO LOGO GRAPHIC OMITTED]

777 Bay Street                 777, rue Bay
11th Floor                     11e étage
Toronto ON M5G 2C8             Toronto ON M5G 2C8

Telephone: (416) 325-1456      Téléphone:   (416) 325-1456
Facsimile: (416) 325-1460      Télécopieur: (416) 325-1460
Kristina.Knopp@ontario.ca

                                                                 May 24, 2007

The Honourable Greg Sorbara
Minister of Finance
7 Queen's Park Crescent East
7th Floor, Frost Building South
Toronto, Ontario
M7A 1Y7

Dear Minister:

Subject:          Province of Ontario Issue of U.S. $1,000,000,000
                  4.95% Bonds due June 1, 2012
________________________________________________________________________

     I am counsel to the Province of Ontario (the "Province") in connection with the  issue of 4.95%  Bonds  due June 1, 2012 of the  Province  in the  aggregate principal amount of U.S.  $1,000,000,000 (the "Bonds") and the sale of the Bonds by the Province pursuant to an underwriting  agreement dated as of May 16, 2007,
(the "Underwriting Agreement"),  between the Province and the Underwriters named therein.

     This  opinion  is  being  delivered  pursuant  to  paragraph  7(b)  of  the
Underwriting  Agreement.  Terms  used  but not  defined  herein  shall  have the meanings ascribed thereto in the Underwriting Agreement.

     I have examined originals or copies,  certified or otherwise  identified to my satisfaction, of the following:

     (a)  the Underwriting Agreement;

     (b)  a fiscal  agency  agreement  dated as of May 24,  2007,  (the  "Fiscal
          Agency  Agreement"),  between the  Province  and The Bank of New York, including the forms of global bonds appended thereto;

     (c)  the  supplemented  form of prospectus  of the Province,  including the
          Basic Prospectus as so supplemented and the documents  incorporated by reference  therein,  dated May 16, 2007,  relating to the offering and sale of the Bonds (the "Final  Prospectus"),  and the preliminary form of the Final  Prospectus dated May 16, 2007, (the  "Preliminary  Final
          Prospectus");

     (d)  the Financial Administration Act (Ontario);

     (e)  the Capital Investment Plan Act, 1993 (Ontario);

     (f)  the Interpretation Act (Ontario);

     (g)  the Proceedings Against the Crown Act (Ontario);

     (h)  the Currency Act (Canada);

     (i)  a certified copy of the Order of the Lieutenant Governor in Council of the Province of Ontario numbered O.C.  736/2006 made on March 29, 2006 pursuant to the  Ontario  Loan Act,  2005 and the  Financial
          Administration  Act (Ontario) and a certified copy of the Order of the Lieutenant Governor in Council of the Province of Ontario numbered
          O.C.  1904/2006  made on October 5, 2006 pursuant to the  Financial
          Administration  Act (Ontario),  (together the "Orders in Council")
          authorizing the issue and sale of the Bonds;

     (j)  a certificate  of the Province dated May 24, 2007 as to the incumbency of certain representatives of the Province;

     (k)  a  certificate  of the  Province  dated May 24,  2007  relating to the borrowing authority remaining under the Orders in Council;

     (l)  a  certificate  of the  Province  dated May 24,  2007  related  to the approval required under section 28 of the Financial  Administration
          Act (Ontario);

     (m)  a written  order of the  Province  to the  Registrar  relating  to the authentication  and  delivery  of the  Global  Bonds  (as such term is defined in the Fiscal Agency Agreement); and

     (n)  the Global Bonds dated May 24, 2007,  executed by and sealed on behalf of the Province.

     I have also examined such  certificates of public  officials and such other certificates, documents and records and such matters of law as I have considered necessary as a basis for or relevant to the opinions hereinafter expressed.

     For the  purposes  of this  opinion,  I have  assumed,  with  regard to all documents examined by me, the genuineness of all signatures, the authenticity of all  documents  submitted to me as  originals  and the  conformity  to authentic original  documents of all documents  submitted to me as  certified,  conformed, telecopies or photostatic  copies. I have also assumed,  for the purposes of the opinions  expressed in paragraphs 1 and 2 below,  the due execution and delivery of all agreements by the parties thereto other than the Province.

     This opinion is based upon  legislation as in effect on the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable in Ontario.  I have assumed that,  insofar as any obligation is to be performed in any  jurisdiction  outside  Ontario,  its  performance  will not be illegal or ineffective by virtue of the laws of that jurisdiction.

     I have also assumed  that,  for the  purposes of the opinions  expressed in paragraphs 1 and 6 below,  the  Underwriters,  and each of their affiliates that participate  in the initial  distribution  of the Bonds in Ontario,  will at all times  comply with the selling  restrictions  specified  in Section  6(e) of the
Underwriting  Agreement  as they  relate  to  Ontario  and  have  relied  on the undertaking of the Underwriters in this regard.

     The opinions  given in paragraphs 1, 2, 3, 5 and 8 below are subject to the following limitations and qualifications:

     (A)  the enforceability of Underwriting Agreement may be limited by general equitable principles;

     (B)  the availability of equitable remedies is in the discretion of a court of competent jurisdiction (subject to further qualifications below);

     (C)  pursuant to the Currency  Act (Canada) a judgment by a court of the Province of Ontario must be awarded in Canadian  currency and such judgment  may be based on a rate of  exchange  in  existence  on a day other than the day of payment;

     (D)  a court of the  Province of Ontario may refuse to enforce any right of indemnity  or  contribution  under the  Underwriting  Agreement to the extent such is found to be contrary to public policy,  as that term is understood  under the laws of the  Province of Ontario and the laws of
          Canada applicable in Ontario; and

     (E)  a court of the  Province  of Ontario  may not  against Her Majesty the
          Queen in right of Ontario:

          (i)   grant an injunction or make an order for specific performance,

          (ii)  make an order for recovery or delivery of real or personal property, or

          (iii) issue execution or attachment or process in the nature thereof, other than garnishment in certain limited circumstances.

         Subject to the foregoing, I am of the opinion that:

     (1) The  Underwriting  Agreement  has been duly  authorized,  executed  and delivered  by the Province in  accordance  with the laws of the Province and the
Orders in Council and  constitutes a legal,  valid and binding  agreement of the
Province enforceable in accordance with its terms.

     (2) The Fiscal  Agency  Agreement  has been duly  authorized,  executed and delivered  by the Province in  accordance  with the laws of the Province and the
Orders in Council and  constitutes a legal,  valid and binding  agreement of the
Province enforceable in accordance with its terms.

     (3) The Bonds have been duly authorized and the Global Bonds have been duly executed by and sealed on behalf of the Province in accordance  with the laws of the  Province  and the  Orders  in  Council  and,  when  the  Global  Bonds  are authenticated  in accordance with the provisions of the Fiscal Agency  Agreement and  delivered  and paid for by the  Underwriters  pursuant to the  Underwriting
Agreement,  they will  constitute  legal,  valid and binding  obligations of the
Province, enforceable in accordance with their terms.

     (4) The  statements  in the  Preliminary  Final  Prospectus  and the  Final
Prospectus   under   the   headings   "Description   of  Debt   Securities   and
Warrants-Canadian  Income Tax Considerations" and "Taxation- Canadian Taxation",
are accurate in all material  respects,  subject to the  qualifications  therein stated.

     (5) The payment of  principal of and interest on the Bonds will be a charge on and payable out of the  Consolidated  Revenue Fund of the Province of Ontario
(as defined in the Financial Administration Act (Ontario)).

     (6)  No  authorization,   consent,   waiver  or  approval  of,  or  filing,
registration, qualification or recording with, any governmental authority of the
Province of Ontario or of Canada is required in connection  with the  execution, delivery and  performance  by the Province of the  Underwriting  Agreement,  the
Fiscal  Agency  Agreement or the sale of the Bonds by the Province in the manner contemplated in the Underwriting Agreement and the Final Prospectus,  except for the Orders in Council  and the  approval  under  section 28 of the  Financial
Administration Act (Ontario), which have been obtained.

     (7) No stamp or other similar duty or levy is payable under the laws of the
Province  of  Ontario  or the  laws of  Canada  applicable  in the  Province  in connection  with the execution,  delivery and performance by the Province of the
Underwriting  Agreement,  the Fiscal Agency  Agreement or in connection with the issue and sale of the Bonds by the  Province in the manner  contemplated  in the
Underwriting Agreement, the Time of Sale Information and the Final Prospectus.

     (8) Her  Majesty the Queen in right of Ontario may be sued in the courts of the Province of Ontario with regard to any claims  arising out of or relating to the  obligations  of the  Province  under the Bonds.  No law in the  Province of
Ontario  requires the consent of any public official or authority for suit to be brought or  judgment  to be  obtained  against Her Majesty the Queen in right of
Ontario  arising out of or relating to the obligations of the Province under the
Bonds,  though in certain  circumstances prior notice and particulars of a claim must be given to Her Majesty the Queen in right of Ontario. An amount payable by
Her  Majesty  the  Queen in right  of  Ontario  under an order of a court of the
Province  of Ontario  that is final and not  subject to appeal is payable out of the  Consolidated  Revenue  Fund of the  Province  of  Ontario  pursuant  to the
Proceedings Against the Crown Act (Ontario).

     By reason of the matters  aforesaid,  I hereby advise that each of the said
Bonds of the Province is not  inconsistent  with any  overriding law in force in the  Province  and that there is no  requirement  of the law  applicable  in the
Province which has not been met or fulfilled.

     This opinion may be delivered to the  Underwriters  who may rely thereon in connection with the transactions  contemplated under the Underwriting  Agreement to the same extent as if such opinion were addressed to them. In this regard,  I wish to call to the attention of the Underwriters  that,  pursuant to section 43 of the Financial  Administration Act (Ontario),  where, in the opinion of the  Minister of Finance of Ontario,  a person is indebted to the Crown in right of Ontario or in right of Canada or any agency of the Crown in any  specific sum of money,  the  Minister  has the  discretion  to retain by way of  deduction or set-off,  out of money that is due and payable by the  Province to that  person, such  sum as the  Minister  considers  fit in the  circumstances  to be  applied against such indebtedness of that person.

     I consent to the  inclusion of this  opinion in a Form 18-K/A  amendment to the  Province's  annual  report on Form 18-K for the year ended March 31,  2006, which annual report is incorporated by reference into Registration Statement No.
333-134402  filed with the  Securities  and  Exchange  Commission  of the United
States of America.

                                                  Yours truly,

                                                  ------------------------------
                                                  Kristina Knopp
                                                  Legal Counsel
                                                  Legal Services Branch
                                                  Ministry of Finance

                                                            Schedule of Expenses

                            V. SCHEDULE OF EXPENSES

     It is estimated that the expenses of the Province of Ontario in connection with the sale of the Bonds will be as follows:

Securities and Exchange Commission fee.........................U.S.$   32,100.00

Printing and Engraving expenses.............................................0.00

Fiscal Agent, Paying Agent and
DTC Custodian fees and expenses....................................$   12,500.00

Legal fees and expenses............................................$   50,000.00

Rating Agency fees and expenses....................................$   18,200.00

Listing Agent fees and expenses....................................$   18,000.00

Underwriters' expense reimbursement.........................................0.00
                                                              __________________

T0TAL                                                          U.S.$  130,800.00
                                                              ==================